MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of ARC Resources Ltd. (“ARC” or the “Company”) is management’s analysis of the financial performance and significant trends or external factors that may affect future performance. It is dated November 7, 2012 and should be read in conjunction with the unaudited Condensed Consolidated Financial Statements as at and for three and nine months ended September 30, 2012 and the MD&A and audited Consolidated Financial Statements for the year ended December 31, 2011 as well as ARC’s Annual Information Form that is filed on SEDAR at www.sedar.com.

This MD&A contains Non-GAAP measures and forward-looking statements. Readers are cautioned that the MD&A should be read in conjunction with ARC’s disclosure under the headings “Non-GAAP Measures” and “Forward-looking Information and Statements” included at the end of this MD&A.

ABOUT ARC RESOURCES LTD.

ARC is a dividend-paying Canadian exploration and production company with near-term and long-term oil, natural gas and natural gas liquids growth prospects. ARC’s activities relate to the exploration, development and production of conventional oil and natural gas with an emphasis on the acquisition and development of properties with a large volume of hydrocarbons in place commonly referred to as “resource plays”. Production from individual oil and natural gas wells naturally declines over time. In any one year, ARC approves a budget to drill new wells with the intent to first replace production declines and second to potentially increase production volumes. ARC was previously structured as a trust and converted to its present corporate structure on December 31, 2010. ARC continues to operate as an oil and natural gas production company, hiring and developing staff with expertise specific to ARC’s oil and natural gas operations. As of the end of September 2012, ARC had approximately 530 employees with 315 professional, technical and support staff in the Calgary office and 215 individuals located across ARC’s operating areas in western Canada.

ARC is results-focused with a goal to provide superior, long-term returns to shareholders through risk-managed value creation. ARC is disciplined in its approach to capital allocation, selecting projects that support its goal. ARC’s staff uses its expertise in the exploration for and development of oil and natural gas assets to add additional reserves that will lead to increased future production. The main activities that support this objective are:

1.	Resource Play Development – Geological evaluation, acquisition, development and, if economically viable, production from lands and producing properties with a large resource in place. In general, these lands are amenable to drilling multi-stage fractured horizontal wells.

ARC’s most significant resource plays include the Montney natural gas and liquids development in northeast British Columbia, the Montney development at Ante Creek in northern Alberta and the Cardium formation at Pembina in central Alberta. ARC’s 2012 budgeted capital expenditures are focused on the resource play development at Ante Creek and Pembina in Alberta and Parkland/Tower in British Columbia. Where applicable, enhanced oil recovery programs (“EOR programs”) are used to increase recovery of reserves. ARC has non-operated interests in the Weyburn and Midale units in Saskatchewan where operators have successfully implemented CO2 injection programs to increase recoverable oil reserves.  Also, ARC has completed the injection component of a CO2 pilot program at Redwater and continues to evaluate the potential for a commercial EOR program in that area.

2.	Conventional Oil & Natural Gas Production – ARC focuses on maximizing production while controlling operating costs on oil and natural gas wells located within its core producing areas in western Canada. This may include the periodic acquisition of strategic producing and undeveloped properties to enhance current production and reserves or to provide potential future drilling locations. This may also include property dispositions. Current oil production is predominantly light and medium quality.

Table 1 highlights ARC’s production and reserves for the last four years and the current year-to-date:

Table 1

	2012 YTD	2011	2010	2009	2008
Production (boe/d)	92,814	83,416	73,954	63,538	65,126
Proved plus probable reserves (mmboe)(1)(2)(3)	n/a	574.4	487.4	379.0	321.7
(1)	As determined by ARC’s independent reserve evaluator solely at year end.
(2)	ARC has also disclosed contingent resources associated with interests in certain of our properties located in northeastern British Columbia in the Company’s Annual Information Form as filed on SEDAR at www.sedar.com.
(3)	Company interest reserves. For more information, see the Company’s Annual Information Form as filed on SEDAR at www.sedar.com.

Total Return to Shareholders

ARC's business plan has resulted in significant operational success and has contributed to a trailing five year annualized total return per share of 9.9 per cent (Table 2).

Table 2

Total Returns (1)	Trailing One Year	Trailing Three Year	Trailing Five Year
Dividends per share	$1.20	$3.60	$7.85
Capital appreciation per share	$1.34	$3.70	$2.73
Total return per share	11.4%	38.5%	60.1%
Annualized total return per share	11.4%	11.5%	9.9%
S&P/TSX Exploration & Producers Index annualized total return	5.8%	(2.8)%	(2.9)%
(1)	Calculated as at September 30, 2012.

ARC provides returns to shareholders through both the potential for capital appreciation and through a monthly dividend payment which is currently $0.10 per share. From its 1996 inception, ARC has paid out $4.5 billion to shareholders. Going forward, ARC’s goal is to fund both its capital expenditures necessary to replace production declines and its dividends from funds from operations. ARC will finance growth activities through a combination of sources, including funds from operations, ARC’s Dividend Reinvestment and Optional Cash Payment Program (“DRIP”), proceeds from property dispositions, debt and equity issuance. ARC chooses to maintain prudent debt levels and as such at September 30, 2012 ARC was within its objective of keeping its net debt within one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization over the long-term.

Per Share Metrics

In addition to its dividend payment, ARC’s performance can be measured by its ability to grow both production and reserves per share. Table 3 details ARC’s normalized production and reserves per share, with and without dividend adjustments, for the three and nine months ended September 30, 2012 and over the past two years:

Table 3

Per Share	Q3 2012	YTD 2012	2011	2010
Normalized production, boe per thousand shares (1)(2)	0.32	0.34	0.30	0.30
Normalized reserves, boe per share (1)(3)	n/a	n/a	2.08	1.80
Dividends/distributions per share	$0.30	$0.90	$1.20	$1.20
Normalized production, dividend adjusted, boe per thousand shares (4)	0.40	0.43	0.40	0.36
Normalized reserves, dividend adjusted, boe per share (4)	n/a	n/a	2.70	2.31
(1)	“Normalized” indicates that all periods as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional shares were issued (or repurchased) at a period end price for the reserves per share calculation and at an annual average price for the production per share calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable comparability of per share values.
(2)	Production per share represents annual daily average production (boe) per thousand shares and is calculated based on annual daily average production divided by the normalized weighted average common shares for the year.
(3)	Reserves per share is calculated based on proved plus probable reserves (boe), as determined by ARC’s independent reserve evaluator solely at year-end, divided by period end shares outstanding.
(4)	The dividend adjustment assumes that historic dividends paid since January 1, 2010 have been reinvested by ARC, resulting in a reduction of the number of shares outstanding and, in turn, higher normalized production per share and normalized reserves per share.

ECONOMIC ENVIRONMENT

Global oil prices decreased modestly during the third quarter of 2012 with West Texas Intermediate (“WTI”) averaging US$92.19/bbl during the period as compared to an average of US$93.51/bbl during the second quarter of 2012 but were higher than the US$89.81/bbl during the third quarter of 2011. Brent averaged US$109.42/bbl during the third quarter of 2012, a decrease of US$2.67/bbl as compared to the third quarter of 2011 and an increase of US$0.66/bbl as compared to the second quarter of 2012. This decrease in world oil prices reflects continued economic uncertainty in Europe at the same time as lowered growth expectations for emerging markets is reported by the International Monetary Fund.

Canadian crude oil differentials experienced significant volatility in the first nine months of 2012 with the differential for Edmonton Par relative to WTI ranging from $2 per barrel to $20 per barrel. Earlier in the year, weakness in Canadian crude grade pricing was due primarily to refinery outages and upgrades, oil production growth in both Canada and the United States and pipeline infrastructure bottlenecks in the mid-western region of the United States. Throughout the third quarter, refinery utilization increased as a result of improved margins, alleviation of certain infrastructure bottlenecks and additional rail capacity becoming available for transport. These factors have had a positive impact on differentials, however the risk of volatile differentials remains a concern for the remainder of 2012 and into 2013.

Canadian natural gas prices averaged $2.19 per mcf in the third quarter, up 20 per cent from $1.83 per mcf in the second quarter of 2012, as concerns over near-term North American natural gas storage constraints were largely alleviated. The natural gas price increase in the third quarter was partially due to increased natural gas demand attributed to coal-to-gas switching at electrical power plants, which has reduced the natural gas inventory build. Despite a decline in North American natural gas drilling activity in 2012, natural gas production remains at record high levels, as a result of new production from high productivity horizontal wells in shale gas plays and associated gas from oil and liquids-rich gas wells. Going forward, sustained demand growth is necessary in order to alleviate natural gas storage congestion in the fall of 2012 and into 2013.

2012 Guidance and Financial Highlights

Table 4 is a summary of ARC’s 2012 guidance and a review of 2012 YTD actual results:

Table 4

	2012 Guidance(1)	YTD 2012 Actual	% Variance
Production (boe/d)
Oil (bbl/d)	30,000 - 31,000	30,955	-
Condensate (bbl/d)	2,100 - 2,500	2,368	-
Gas (mmcf/d)	340 - 350	341.1	-
NGLs (bbl/d)	2,100 - 2,600	2,644	2
Total (boe/d)	91,000 - 94,000	92,814	-
Expenses ($/boe):
Operating	9.50 - 9.70	9.61	-
Transportation	1.30 - 1.40	1.30	-
General and administrative (2)	2.45 - 2.60	2.78	(7)
Interest	1.20 - 1.30	1.33	(2)
Income taxes (3)	0.90 – 1.05	1.03	-
Capital expenditures ($ millions) (4)	600	418
Land expenditures and minor net acquisitions ($ millions) (5)	25 – 50	31
Weighted average shares outstanding (millions)	297	293
(1)	ARC revised its 2012 guidance estimates for income taxes and weighted average shares during the third quarter of 2012. Previously, guidance for 2012 income taxes was $1.15 - $1.20 per boe. Guidance for 2012 weighted average shares outstanding increased from 293 million to 297 million and incorporates the addition of 14.6 million shares issued pursuant to the August 22, 2012 equity offering.
(2)	The 2012 guidance for general and administrative expense per boe is based on a range of $1.75 - $1.85 prior to the recognition of any expense associated with ARC’s long-term incentive plan and $0.70 - $0.75 per boe associated with ARC’s long-term incentive plan. Actual per boe costs for each of these components for the nine months ended September 30, 2012 were $1.85 per boe and $0.93 per boe, respectively.
(3)	The 2012 corporate tax estimate will vary depending on the level of commodity prices and represents only the current income tax expense.
(4)	Excludes amounts related to unbudgeted net acquisitions of land and small producing properties which totaled approximately $30.6 million in the nine months of 2012.
(5)	Land expenditures and minor net property acquisitions are in addition to the 2012 budgeted capital program of $600 million.

ARC’s year-to-date production for 2012 is within the Guidance range reflecting strong operating performance in many key areas coupled with the start-up of a new gas plant in Ante Creek and additional production brought on early in the year. Despite reduced production volumes in the third quarter due primarily to planned turnaround activity, ARC expects its 2012 production will remain within its guidance range of 91,000 to 94,000 boe/d. General and administrative costs exceeded guidance for the first nine months of 2012 as expenses relating to the long-term incentive program were slightly higher than anticipated. For the remainder of 2012, G&A expense is expected to decrease relative to the first nine months of 2012 and it is expected that 2012 G&A expense will fall within the Guidance range. Interest expense is slightly above guidance as a result of financing fees incurred during the third quarter with the issuance of US$360 million and CDN$40 million of long-term notes on August 23, 2012. All other expenses were within the respective ranges of revised Guidance.

ARC has incurred $417.8 million of capital expenditures during the first nine months of 2012, following its strategy of selecting and executing projects that provide the greatest expected return on investment. In light of the current commodity price environment and in particular the widening of price differentials between WTI and various Canadian crude oils in the first half of 2012, ARC reduced its planned 2012 capital expenditure program in the first quarter from $760 million to $600 million not including any unbudgeted amounts for the acquisition of land and minor producing properties (net of minor dispositions) which in the year-to-date have totaled approximately $31 million.

The 2012 Guidance provides shareholders with information on management’s expectations for results of operations. Readers are cautioned that the 2012 Guidance may not be appropriate for other purposes.

2012 THIRD QUARTER FINANCIAL AND OPERATIONAL RESULTS

Financial Highlights

Table 5

	Three months ended September 30			Nine months ended September 30
(Cdn$ millions, except per share and volume data)	2012	2011	% Change	2012	2011	% Change
Funds from operations (1)	164.9	213.5	(23)	511.4	617.6	(17)
Funds from operations per share (1)(2)	0.55	0.74	(26)	1.74	2.15	(19)
Net income (loss)	(24.3)	120.8	(120)	54.7	336.0	(84)
Dividends per share (2)	0.30	0.30	-	0.90	0.90	-
Average daily production (boe/d) (3)	89,511	85,178	5	92,814	80,517	15
(1)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(2)	Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on diluted weighted average shares outstanding.
(3)	Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent (“boe”) based on 6 mcf:1 bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

Funds from Operations

ARC reports funds from operations in total and on a per share basis. Funds from operations is not a recognized performance measure under Canadian generally accepted accounting principles (“GAAP”) and does not have a standardized meaning prescribed by GAAP. The term “funds from operations” is defined as net income excluding the impact of non-cash depletion, depreciation, amortization and impairment charges, accretion of asset retirement obligations, deferred tax expense, unrealized gains and losses on risk management contracts, unrealized gains and losses on short-term investments, non-cash lease inducement charges, share-option expense, exploration expense, unrealized gains and losses on foreign exchange and gains on disposal of petroleum and natural gas properties and is further adjusted to include the portion of unrealized losses on risk management contracts that relate to 2012 year-to-date production. ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds for future growth through capital investment and to repay debt. Management believes that such a measure provides a better assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring, while respecting that certain risk management contracts that are settled on an annual basis are intended to protect prices on product sales occurring throughout the year. From a business perspective, the most directly comparable measure of funds from operations calculated in accordance with GAAP is net income. See the section entitled “Non-GAAP Measures” contained within this MD&A.

Table 6 is a reconciliation of ARC’s funds from operations to net income and cash flow from operating activities.

Table 6

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011
Net income (loss)	(24.3)	120.8	54.7	336.0
Adjusted for the following non-cash items:
Depletion, depreciation, amortization and impairment	126.4	158.9	437.9	331.1
Accretion of asset retirement obligation	3.1	3.3	9.3	10.1
Deferred tax (recovery) expense	(8.1)	46.4	(2.5)	114.4
Unrealized loss (gain) on risk management contracts	86.3	(138.3)	39.4	(63.7)
Unrealized losses on risk management contracts related to current production periods (1)	(1.4)	(4.8)	(11.8)	(38.1)
Foreign exchange (gain) loss on revaluation of debt	(16.7)	31.3	(16.5)	19.1
Gain on disposal of petroleum and natural gas properties	(0.2)	(4.8)	(0.2)	(92.7)
Other	(0.2)	0.7	1.1	1.4
Funds from operations	164.9	213.5	511.4	617.6
Unrealized losses on risk management contracts related to prior production periods (1)	1.4	4.8	11.8	38.1
Net change in other liabilities	(5.2)	(5.1)	(8.6)	(13.7)
Change in non-cash working capital	13.7	2.4	6.3	31.2
Cash Flow from Operating Activities	174.8	215.6	520.9	673.2
(1)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated with these contracts that relates to production periods for the three and nine months ended September 30 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.

Funds from operations decreased by 23 per cent in the third quarter of 2012 to $164.9 million from $213.5 million generated in the third quarter of 2011. The decrease reflects reduced revenue net of royalties associated with lower commodity prices, lower realized gains on risk management contracts, increased operating expenses and increased general and administrative expenses. Offsetting the reduction in funds from operations was an increase of $38.6 million resulting from a 19 per cent increase in crude oil and liquids production which is directly attributed to ARC’s strong operational performance and liquids-focused capital program throughout 2012. Additionally, current income tax expense of $6.5 million was incurred during the third quarter of 2012 whereas ARC was not subject to current taxes in 2011.

For the first nine months of 2012, funds from operations decreased by $106.2 million as compared to the same period in 2011. This decrease reflects the same factors that have resulted in the decrease in funds from operations for the third quarter of 2012 over the third quarter of the prior year.

Details of the change in funds from operations from the three and nine months ended September 30, 2011 to the three and nine months ended September 30, 2012 are included in Table 7 below.

Table 7

	Three months ended September 30		Nine months ended September 30
	$ millions	$/Share	$ millions	$/Share
Funds from operations – 2011 (1)	213.5	0.74	617.6	2.15
Volume variance
Crude oil and liquids	38.6	0.13	112.7	0.39
Natural gas	(1.5)	(0.01)	51.1	0.18
Price variance
Crude oil and liquids	(16.5)	(0.06)	(51.3)	(0.18)
Natural gas	(42.5)	(0.15)	(149.9)	(0.52)
Realized gains on risk management contracts	(17.4)	(0.05)	(27.4)	(0.09)
Unrealized losses on risk management contracts related to current production periods (2)	3.4	0.01	26.4	0.09
Royalties	13.9	0.05	9.6	0.03
Expenses:
Transportation	(2.6)	(0.01)	(6.6)	(0.02)
Operating	(8.2)	(0.03)	(28.6)	(0.10)
General and administrative	(7.1)	(0.02)	(11.1)	(0.04)
Interest	(1.8)	(0.01)	(4.1)	(0.01)
Current tax	(6.5)	(0.02)	(26.3)	(0.09)
Realized foreign exchange losses	(0.4)	-	(0.7)	-
Diluted shares	-	(0.02)	-	(0.05)
Funds from operations – 2012 (1)	164.9	0.55	511.4	1.74

(1)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(2)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated on these contracts that relates to production periods for the three and nine months ended September 30 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.

2012 Funds from Operations Sensitivity

Table 8 illustrates sensitivities of pre-hedged operating items to operational and business environment changes and the resulting impact on funds from operations per share:

Table 8

			Impact on Annual Funds from Operations (5)
	Assumption	Change	$/Share
Business Environment (1)
Oil price (US$ WTI/bbl) (2)(3)	95.00	1.00	0.03
Natural gas price (Cdn$ AECO/mcf) (2)(3)	2.30	0.10	0.03
Cdn$/US$ exchange rate (2)(3)(4)	1.00	0.01	0.03
Interest rate on debt (2)	4.0%	1.0%	0.01
Operational
Liquids production volume (bbl/d)	36,000	1.0%	0.03
Gas production volumes (mmcf/d)	340	1.0%	0.01
Operating expenses ($ per boe)	9.75	1.0%	0.01
General and administrative expenses ($ per boe)	2.40	10.0%	0.03

(1)	Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.
(2)	Prices and rates are indicative of published forward prices and rates at the time of this MD&A. The calculated impact on funds from operations would only be applicable within a limited range of these amounts.
(3)	Analysis does not include the effect of risk management contracts.
(4)	Includes impact of foreign exchange on crude oil prices that are presented in US dollars. This amount does not include a foreign exchange impact relating to natural gas prices as it is presented in Canadian dollars in this sensitivity. The sensitivity is $0.05/share when natural gas revenue is included.
(5)	Impact is calculated on the last twelve months’ trailing Funds from Operations. Funds from Operations is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.

Net Income (Loss)

A net loss of $24.3 million ($0.08 per share) was incurred in the third quarter of 2012 a $145.1 million decrease compared to net income of $120.8 million ($0.42 per share) in the third quarter of 2011. ARC recognized a loss on risk management contracts of $63.3 million during the third quarter of 2012 as compared to a gain of $178.7 million during the third quarter of 2011, reducing net income in the third quarter of 2012 by $242 million as compared to the same period of the prior year. The third quarter 2012 loss comprises realized gains on commodity risk management contracts of $23 million offset by unrealized losses of $86.3 million and reflects an increase in forward commodity pricing relative to contract prices held at September 30, 2012. Additionally, reduced commodity prices experienced during the third quarter of 2012 as compared to the third quarter of 2011 resulted in revenues net of royalties decreasing by $8 million while an increase in production volumes over the same time period increased operating costs by $8.2 million. General and administrative expenses were $7.4 million higher during the third quarter of 2012 as compared to the third quarter of 2011. Offsetting these items are foreign exchange gains totaling $16.3 million in the third quarter of 2012 which compare to total losses of $31.3 million during the same period in the prior year. Additionally, in the third quarter of 2011, ARC recognized an asset impairment charge of $45.1 million where no such charges were recorded during the third quarter of 2012.

For the nine months ended September 30, 2012, net income was $54.7 million ($0.19 per share) as compared to $336 million ($1.17 per share) resulting in a year-over-year decrease of $281.3 million. Revenue after royalties decreased by $27.8 million for the first nine months of 2012 as compared to the first nine months of 2011 while operating expenses increased by $28.6 million as a result of higher production volumes. Depletion, depreciation, amortization and impairment charges increased by $106.8 million due to increased production volumes and a $53 million asset impairment charge recorded during the first nine months of 2012 ( $16.6 million net impairment recorded during the first nine months of 2011). These items were partially offset by a reduction in income tax expense of $90.6 million for the first nine months of 2012 as compared to the same period in 2011.

Production

Production volumes averaged 89,511 boe per day in third quarter of 2012, a five per cent increase compared to 85,178 boe per day in the same period of 2011. This increase reflects strong operational performance from existing wells as well as new volumes from ARC’s 2012 capital program, offset by a reduction in natural gas volumes attributed to a third-quarter planned turnaround at Dawson.

For the year-to-date, production volumes averaged 92,814 boe per day as compared to 80,517 boe per day for the same period in the prior year. The increase in production volumes of 15 per cent is attributed to new production coming on-stream as a result of ARC’s 2011 and 2012 capital program including incremental volumes from ARC’s new gas plant at Ante Creek that began operations in the first quarter of 2012.

Table 9

	Three months ended September 30			Nine months ended September 30
Production	2012	2011	%Change	2012	2011	%Change
Light and medium crude oil (bbl/d)	29,920	25,163	19	30,099	25,832	17
Heavy oil (bbl/d)	812	861	(6)	856	884	(3)
Condensate (bbl/d)	2,325	2,009	16	2,368	1,996	19
Natural gas (mmcf/d)	323.2	327.4	(1)	341.1	295.5	15
Natural gas liquids (bbl/d)	2,587	2,584	-	2,644	2,555	3
Total production (boe/d) (1)	89,511	85,178	5	92,814	80,517	15
% Natural gas production	60	64	(6)	61	61	-
% Crude oil and liquids production	40	36	11	39	39	-

(1)	Reported production for a period may include minor adjustments from previous production periods.

(1)	Reported production for a period may include minor adjustments from previous production periods.

ARC’s crude oil production consists predominantly of light and medium crude oil while heavy oil accounts for less than three per cent of total oil production. During the third quarter of 2012, light and medium crude oil production increased 19 per cent from the third quarter of the prior year and has remained unchanged from the second quarter of 2012. The increase is largely attributed to continued strong new well performance and field optimization success at Pembina, increased facilities capacity at Ante Creek and to the third quarter tie-in of new wells in Goodlands.

Year-to-date, ARC’s light and medium crude oil production has increased by 4,267 bbl/d or 17 per cent over the first nine months of the prior year. The year-to-date increase is due to the same factors as the quarter-over-quarter increase in 2012 as well as being largely unaffected in the current year by weather-related issues such as flooding or forest fires that resulted in the shut-in of various oil producing properties during the second quarter of 2011.

Natural gas production was 323.2 mmcf per day in the third quarter of 2012, a decrease of one per cent from the 327.4 mmcf per day produced in the third quarter of 2011. A scheduled turnaround at the Dawson gas plant resulted in the shut-in of approximately 14 mmcf per day during the third quarter.

Year-to-date, ARC produced 341.1 mmcf per day of natural gas, a 15 per cent increase over the prior year. This increase is attributed to strong operational performance throughout 2012 particularly at Dawson and the start-up of the Ante Creek gas plant in February 2012. In the first quarter of 2011, production at Dawson was reduced to accommodate the construction and tie-in of the second phase of the gas plant which occurred early in the second quarter of 2011.

During the third quarter of 2012, ARC drilled 29 gross wells (28 net wells) on operated properties consisting of 26 gross (25 net) oil wells and 3 gross (3 net) natural gas wells. Total wells drilled in the first nine months of 2012 were 93 gross (86 net) operated oil wells and 13 gross (13 net) operated natural gas wells, of which 12 are liquids-rich natural gas wells.

Table 10 summarizes ARC’s production by core area for the third quarter of 2012 and 2011:

Table 10

	Three Months Ended September 30, 2012
Production	Total	Oil	Condensate	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
NE BC & NW AB	40,263	1,030	1,293	222.9	787
Northern AB	13,806	5,941	630	38.2	861
Pembina	11,261	7,300	322	18.1	623
Redwater	3,888	3,555	-	1.2	141
South AB & SW SK	8,685	1,564	61	41.8	97
SE SK & MB	11,608	11,342	19	1.0	78
Total	89,511	30,732	2,325	323.2	2,587

	Three Months Ended September 30, 2011
Production	Total	Oil	Condensate	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
NE BC & NW AB	40,196	614	1,198	224.7	937
Northern AB	10,746	4,515	329	32.0	574
Pembina	10,206	6,247	341	18.0	622
Redwater	4,290	3,944	-	1.2	145
South AB & SW SK	10,377	1,558	125	50.8	226
SE SK & MB	9,363	9,146	16	0.7	80
Total	85,178	26,024	2,009	327.4	2,584
(1)	Provincial and directional references: AB is Alberta, BC is British Columbia, SK is Saskatchewan, MB is Manitoba, NE is northeast, NW is northwest, SE is southeast and SW is southwest.

Table 10a summarizes ARC’s production by core area for the first nine months of 2012 and 2011:

Table 10a

	Nine Months Ended September 30, 2012
Production	Total	Oil	Condensate	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
NE BC & NW AB	42,893	771	1,365	239.1	897
Northern AB	13,967	5,975	611	39.4	820
Pembina	11,180	7,473	299	16.7	630
Redwater	4,069	3,763	-	1.1	121
South AB & SW SK	9,162	1,657	78	43.9	109
SE SK & MB	11,543	11,316	15	0.9	67
Total	92,814	30,955	2,368	341.1	2,644

	Nine Months Ended September 30, 2011
Production	Total	Oil	Condensate	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
NE BC & NW AB	34,386	663	1,158	189.9	925
Northern AB	11,227	4,464	374	34.9	566
Pembina	10,306	6,513	320	17.4	572
Redwater	4,134	3,834	-	1.1	119
South AB & SW SK	10,625	1,637	128	51.3	303
SE SK & MB	9,839	9,605	16	0.9	70
Total	80,517	26,716	1,996	295.5	2,555

(1)	Provincial and directional references: AB is Alberta, BC is British Columbia, SK is Saskatchewan, MB is Manitoba, NE is northeast, NW is northwest, SE is southeast and SW is southwest.

Sales of Crude Oil, Natural Gas and Natural Gas Liquids

Sales revenue from crude oil, natural gas and natural gas liquids was $329.9 million in the third quarter of 2012, a decrease of $21.9 million (six per cent) from third quarter of 2011 sales revenue of $351.8 million. The decrease reflects a decrease in pricing by $59 million, partially offset by increased production volumes contributing an additional $37.1 million. Oil, condensate and natural gas liquids revenue accounted for $256.5 million or 78 per cent of third quarter sales.

Year-to-date, sales of crude oil, natural gas and natural gas liquids were $1,014 million, a decrease of $37.4 million from sales of $1,051.4 million for the same period in the prior year, reflecting a decrease in pricing of $201.2 million offset by higher production volumes that contributed to additional sales of $163.8 million.

A breakdown of sales by product is outlined in Table 11:

Table 11

Sales by product ($ millions)	Three months ended September 30			Nine months ended September 30
	2012	2011	%Change	2012	2011	%Change
Oil	230.3	205.8	12	700.4	644.0	9
Condensate	18.8	17.2	9	61.1	51.4	19
Natural gas	72.9	116.9	(38)	223.0	321.8	(31)
NGL	7.4	11.4	(35)	28.1	32.5	(14)
Total sales of crude oil, natural gas and natural gas liquids	329.4	351.3	(6)	1,012.6	1,049.7	(4)
Other	0.5	0.5	-	1.4	1.7	(18)
Total sales	329.9	351.8	(6)	1,014.0	1,051.4	(4)

Commodity Prices Prior to Hedging

Table 12

	Three months ended September 30			Nine months ended September 30
	2012	2011	%Change	2012	2011	%Change
Average Benchmark Prices
AECO natural gas ($/mcf) (1)	2.19	3.72	(41)	2.18	3.74	(42)
WTI oil (US$/bbl) (2)	92.19	89.81	3	96.20	95.52	1
Cdn$ / US$ exchange rate	0.99	0.98	1	1.00	0.98	2
WTI oil (Cdn$/bbl)	91.68	87.91	4	96.34	93.31	3
ARC Realized Prices Prior to Hedging
Oil ($/bbl)	81.43	85.97	(5)	82.57	88.31	(6)
Condensate ($/bbl)	87.65	92.85	(6)	94.11	94.17	-
Natural gas ($/mcf)	2.45	3.88	(37)	2.39	3.99	(40)
NGL ($/bbl)	31.05	47.90	(35)	38.85	46.56	(17)
Total commodity price before hedging ($/boe)	39.99	44.83	(11)	39.82	47.75	(17)
Other ($/boe)	0.07	0.06	17	0.06	0.08	(25)
Total sales before hedging ($/boe)	40.06	44.89	(11)	39.88	47.83	(17)

(1)	Represents the AECO Monthly (7a) index as reported by the Canadian Gas Price Reporter.
(2)	WTI represents posting price of West Texas Intermediate oil.

Prior to hedging activities, ARC’s weighted average commodity price was $40.06 per boe in the third quarter of 2012, a decrease of 11 per cent as compared to $44.89 per boe in the third quarter of 2011. This reduction reflects a 37 per cent decrease in ARC’s realized natural gas price while ARC’s realized price of crude oil decreased by five per cent. During the third quarter of 2012 ARC’s production was comprised of 40 per cent crude oil and liquids and 60 per cent natural gas, with crude oil and liquids contributing 78 per cent of total sales revenue and natural gas contributing 22 per cent. In the third quarter of 2011 ARC’s production was comprised of 36 per cent crude oil and liquids and 64 per cent natural gas with crude oil and liquids contributing 67 per cent of total sales value and natural gas contributing 33 per cent.

Year-to-date, ARC’s weighted average commodity price before the impact of any hedging activities was $39.88 per boe, a 17 per cent decrease from the first nine months of 2011. This decrease reflects a six per cent decrease in the average realized price of oil combined with a 40 per cent decrease in the year-over-year average price of natural gas.

WTI increased three per cent from US$89.81 per barrel in the third quarter of 2011 to US$92.19 per barrel in the third quarter of 2012. However, ARC’s realized oil price decreased by five per cent during the same time period as the differential between WTI and Edmonton posted prices widened to an average discount of $7.54 per barrel as compared to a premium of $3.99 per barrel during the same period in 2011. The price differential between WTI and Edmonton posted prices has been an on-going issue throughout 2012. During the third quarter, the differential has begun to narrow again from an average of $13.42 per barrel in July 2012 to $2.08 per barrel in September. In general, the second and early third quarters of 2012 saw weakness in the pricing of Canadian crude grades as a result of the rapid growth in light oil production in North Dakota and Canada as well as refinery outages and pipeline bottlenecks in the mid-western United States which restricted the amount of crude oil that could reach the US Gulf Coast. During the third quarter refineries saw increased margins as well as increased utilization rates, having a positive effect on the demand and pricing for Canadian crude oil, however the outlook for differentials for Canadian crude oil remains uncertain.

ARC’s average realized oil price for the first nine months of 2012 of $82.57 per barrel was six per cent lower than the same period in 2011 and reflects the fact that though WTI pricing and ARC’s crude oil quality have remained relatively unchanged, local supply and demand factors have resulted in widened differentials during the first nine months of 2012 and ultimately a decrease in prices received by ARC for its oil.

AECO monthly posted natural gas prices, the benchmark from which ARC derives the majority of its gas sales, decreased 41 per cent to $2.19 per mcf in the third quarter of 2012 from $3.72 per mcf in the third quarter of 2011. ARC’s realized natural gas price, before hedging, decreased by 37 per cent to $2.45 per mcf compared to $3.88 per mcf in the third quarter of 2011. ARC’s realized gas price is based on its natural gas sales portfolio comprising sales priced at the AECO monthly index, the AECO daily spot market, eastern and midwest United States markets and a portion that is sold to aggregators.

During the first nine months of 2012 ARC’s average realized natural gas price of $2.39 per mcf decreased by 40 per cent over the same period of the prior year and reflects the 42 per cent decrease in the average AECO monthly posting for the first nine months of 2012 as compared to the first nine months of 2011.

Risk Management and Hedging Activities

ARC maintains a risk management program to reduce the volatility of revenues, increase the certainty of funds from operations, and to protect acquisition and development economics. ARC’s risk management program is governed by certain limits approved by the Board of Directors that currently restricts the amount of total forecast production that can be hedged to a maximum of 55 per cent over the next two years with a maximum of 25 per cent of natural gas production beyond two years and up to five years. ARC’s hedging policy allows for further hedging on volumes associated with new production arising from specific capital projects and acquisitions or to further protect cash flows for a specific period with approval of the Board.

Gains and losses on risk management contracts comprise both realized gains and losses representing the portion of risk management contracts that have settled in cash during the period and unrealized gains or losses that represent the change in the mark-to-market position of those contracts throughout the period. The majority of ARC’s risk management contracts do not meet the accounting requirements to be considered an effective hedge, though ARC considers all risk management contracts to be effective economic hedges of its physical commodity sales transactions.

During the third quarter of 2012, ARC recorded a loss of $63.3 million on its risk management contracts comprising realized gains of $23 million and an unrealized loss of $86.3 million. The realized gains are related to natural gas swap and natural gas basis swap contracts totaling $21.5 million, realized gains on oil contracts of $0.9 million and realized gains on electricity contracts of $2.0 million. These realized gains were offset slightly by losses on foreign exchange contracts of $1.4 million.

ARC’s unrealized loss of $86.3 million comprises unrealized losses of $22.6 million on oil contracts, $59.1 million on natural gas contracts, and $4.7 million on electricity contracts offset by unrealized gains of $0.1 million on foreign exchange contracts.

The unrealized losses on oil contracts are primarily attributed to the change in the value of the forward curve for the fourth quarter of 2012 and throughout 2013 as ARC holds contracts for the periods with average floor prices of US$90 per barrel and US$95 per barrel, respectively. At September 30, 2012, fourth quarter crude oil forward prices increased by US$5.90 per barrel to US$92.72 per barrel and average 2013 prices increased by US$5.30 per barrel to US$93.70 per barrel from their respective positions at June 30, 2012. Included within ARC’s unrealized loss on oil contracts is a loss of $1.4 million related to the estimated portion of unrealized losses on annually-settled crude oil contracts that relate to production occurring in the third quarter of 2012. Unlike ARC’s risk management contracts that are settled monthly, these annually-settled contracts which relate to production throughout 2012 will be cash-settled in their entirety in January 2013 against the 2012 calendar year average WTI benchmark price.

Unrealized losses of $59.1 million on natural gas contracts are also attributed primarily to the increase in the forward natural gas curve at September 30, 2012. The fourth quarter of 2012 average forward price curve increased by US$0.36 per mmbtu to US$3.47 per mmbtu while average forward prices for 2013 increased by US$0.26 per mmbtu to US$3.84 per mmbtu during the third quarter of 2012. Additionally, average forward prices for the years 2014 through 2017 increased by approximately US$0.28 per mmbtu to US$4.47 per mmbtu from their positions at June 30, 2012.

Year-to-date, ARC realized gains of $64.4 million and recorded an unrealized loss of $39.4 million resulting in a total gain of $25 million. The realized gains are mainly attributed to positive cash settlements related to natural gas swap and natural gas basis swap contracts totaling $65.7 million as well as $3.6 million related to power contracts. These positive cash settlement values are partially offset by cash payments on oil contracts totaling $4.3 million and foreign exchange contracts of $0.6 million.

Year-to-date unrealized gains of $58.3 million on oil contracts are attributed primarily to the changes in the average forward prices of WTI. Included within the net unrealized gain recorded during the first nine months of 2012 is a loss of approximately $11.8 million related to the expected portion of losses on annually settled crude oil contracts that relate to the first nine months of 2012 ($38.1 million in 2011). Year-to-date, unrealized losses on natural gas contracts of $90.8 million reflect both the settlement of realized cash gains of $65.7 million and the mark-to-market value of new positions entered into since December 31, 2011 for 2013 and 2014 through 2017 volumes.

Table 13 summarizes the total gain on risk management contracts for the third quarter of 2012 compared to the same period in 2011:

Table 13

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	Q3 2012 Total	Q3 2011 Total
Realized gain (loss) on contracts (1)	0.9	21.5	(1.4)	2.0	23.0	40.4
Unrealized (loss) gain on contracts related to future production periods (2)	(21.2)	(59.1)	0.1	(4.7)	(84.9)	143.1
Unrealized loss on contracts related to third quarter production (3)	(1.4)	-	-	-	(1.4)	(4.8)
Gain (loss) on risk management contracts	(21.7)	(37.6)	(1.3)	(2.7)	(63.3)	178.7

(1)	Realized cash gains (losses) represent actual cash settlements or receipts under the respective contracts.
(2)	The unrealized gains (losses) on contracts represent the change in fair value of the contracts during the period.
(3)	The unrealized loss on contracts on third quarter production represents contracts that relate to a calendar year of production but are settled on an annual basis.

Table 13a summarizes the total gain on risk management contracts for the first nine months of 2012 compared to the same period in 2011:

Table 13a

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	YTD 2012 Total	YTD 2011 Total
Realized gain (loss) on contracts (1)	(4.3)	65.7	(0.6)	3.6	64.4	91.7
Unrealized gain (loss) on contracts related to future production periods (2)	70.1	(90.8)	1.0	(7.9)	(27.6)	101.8
Unrealized loss on contracts related to YTD production (3)	(11.8)	-	-	-	(11.8)	(38.1)
Gain (loss) on risk management contracts	54.0	(25.1)	0.4	(4.3)	25.0	155.4

(1) Realized cash gains (losses) represent actual cash settlements or receipts under the respective contracts.

(2) The unrealized gains (losses) on contracts represents the change in fair value of the contracts during the period.

(3) The unrealized loss on contracts on year-to-date production represents contracts that relate to a calendar year of production but are settled on an annual basis.

Given the significant contribution of ARC’s crude oil and natural gas liquids production to total sales revenue and funds from operations, ARC management recognizes the risk associated with a reduction in crude oil pricing. Accordingly, ARC has protected the selling price on a portion of crude oil production by establishing crude oil floor and ceiling prices through 2013 with approximately 55 per cent and 50 per cent per cent of total crude oil and liquids production being hedged for the remainder of 2012 and 2013 at floor prices of approximately US$90 per barrel and US$95 per barrel, respectively.

ARC’s risk management contracts provide protection from natural gas prices falling lower than an average floor price of US$3.39 per mmbtu for approximately 157,000 mmbtu per day for 2013. They also provide upside participation up to a price of US$3.93 per mmbtu on approximately 157,000 mmbtu per day for 2013. Similarly, ARC’s crude oil risk management contracts protect it from oil prices lower than US$95 per barrel and participate in prices up to US$104 per barrel on approximately 15,000 barrels per day for 2013.

ARC’s significant natural gas resource base provides a considerable inventory of long-term natural gas development opportunities and potential future value. Given the recent volatility of natural gas prices, ARC management recognizes the need for greater certainty over the economics on these long-term natural gas projects and in response, ARC received Board approval to hedge up to 25 per cent of natural gas production beyond a two year term to a maximum term of five years. To date, ARC has executed long-term natural gas hedge contracts on 70 mmcf per day of natural gas for 2014 and on 60 mmcf per day for the period 2015 through 2017, representing approximately 18 per cent of current natural gas production. ARC currently has hedged approximately 55 per cent and 45 per cent of total natural gas production for the remainder of 2012 and 2013.

ARC expects to continue to execute its Risk Management program on volumes going forward, increasing hedged volumes in 2013 and beyond. The following table summarizes ARC’s average crude oil and natural gas hedged volumes for the remainder of 2012 through 2017. For a complete listing and terms of ARC’s hedging contracts, see Note 10 “Risk Management Contracts” in the unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2012 and 2011.

Table 14

Hedge Positions Summary (1) As at November 7, 2012	November – December 2012		2013		2014		2015 - 2017
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	91.11	18,000	104.01	14,992	-	-	-	-
Floor	90.00	18,000	95.01	14,982	-	-	-	-
Sold Floor	63.44	16,000	64.17	11,984	-	-	-	-
Natural Gas (3)	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu
Ceiling	3.48	175,000	3.93	157,041	4.83	90,000	5.00	60,000
Floor	3.48	175,000	3.39	157,041	4.00	90,000	4.00	60,000

(1) The prices and volumes noted above represent averages for several contracts representing different periods and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions listed are financially settled against the benchmark prices disclosed in Note 10 “Risk Management Contracts” in the unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2012 and 2011.

(2) For 2012 and 2013, all floor positions settle against the monthly average WTI price, providing protection against monthly volatility. Positions establishing the “ceiling” have been sold against either the monthly average or the annual average WTI price. In the case of settlements on annual positions, ARC will only have a negative settlement if prices average above the strike price for an entire year, providing ARC with greater potential upside price participation for individual months.

(3) The natural gas price shown translates all AECO positions to a NYMEX equivalent price. The equivalent AECO price hedged would approximate a fixed sales price of CDN$3.08 per mcf for 2012.

“Floors” represent the lower price limits on hedged volumes and consist of put and swap prices. “Ceilings” provide an upper limit to the prices ARC may receive for hedged volumes and are the result of combined call and swap prices. ARC has also sold puts that limit the downside protection at an average of the disclosed “Sold Floor” price. These “Sold Floors” do not eliminate the floor, but merely limits the downside protection. The purpose of these sold puts is to reduce ARC’s overall hedging transaction costs.

To accurately analyze ARC’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading. The following provides examples of how Table 14 can be interpreted for approximate values (all in US dollars):

•	If the market price is above $91.11 per barrel, ARC will receive $91.11 per barrel on 18,000 barrels per day.
•	If the market price is between $90.00 and $91.11 per barrel, ARC will receive the market price on 18,000 barrels per day.
•	If the market price is between $90.00 and $63.44 per barrel, ARC will receive $90.00 on 18,000 barrels per day.
•	If the market price is below $63.44 per barrel, ARC will receive $90.00 per barrel less the difference between $63.44 per barrel and the market price on 16,000 barrels per day. For example, if the market price is at $55 per barrel, ARC will receive $81.56 on 16,000 barrels per day and $90.00 on 2,000 barrels per day.

The net fair value liability of ARC’s risk management contracts at September 30, 2012 was $33.6 million, representing the expected market price to buy out ARC’s contracts (adjusted for counterparty credit) at the balance sheet date, which may differ from what will eventually be settled in future periods.

Operating Netbacks

ARC’s operating netback, before hedging, was $23.04 per boe in the third quarter of 2012 and $23.25 per boe year-to-date as compared to $26.62 per boe and $29.77 per boe, respectively, in the same periods of 2011.

ARC’s third quarter and year-to-date 2012 netbacks after including realized hedging gains and losses, were $25.83 per boe and $25.34 per boe, respectively, representing decreases of 17 and 21 per cent as compared to the same periods in 2011. These netbacks after hedging include realized gains and losses recorded on ARC’s crude oil, natural gas and electricity risk management contracts as well as unrealized losses on risk management contracts that relate to current year-to-date production in the case of annually-settled risk management contracts.

The components of operating netbacks for the third quarter are summarized in Table 15:

Table 15

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	Q3 2012 Total ($/boe)	Q3 2011 Total ($/boe)
Average sales price	81.86	65.68	87.65	2.45	31.05	39.99	44.83
Other	-	-	-	-	-	0.07	0.06
Total sales	81.86	65.68	87.65	2.45	31.05	40.06	44.89
Royalties	(11.31)	(5.90)	(24.23)	(0.06)	(7.10)	(4.89)	(6.90)
Transportation	(1.62)	(0.71)	(0.52)	(0.26)	(0.68)	(1.49)	(1.24)
Operating costs (1)	(16.25)	(20.11)	(6.59)	(1.02)	(13.70)	(10.64)	(10.13)
Netback prior to hedging	52.68	38.96	56.31	1.11	9.57	23.04	26.62
Hedging gain (2)	0.52	-	-	0.72	-	2.79	4.43
Netback after hedging	53.20	38.96	56.31	1.83	9.57	25.83	31.05
% of Total	68%	1%	5%	25%	1%	100%	100%

(1)	Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and natural gas liquids production.
(2)	Hedging gain includes realized cash gains and losses on risk management contracts plus an unrealized loss on risk management contracts related to July through September production. Foreign exchange contracts are excluded from the netback calculation.

The components of operating netbacks for the first nine months are summarized in Table 15a:

Table 15a

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	YTD 2012 Total ($/boe)	YTD 2011 Total ($/boe)
Average sales price	82.98	68.13	94.11	2.39	38.85	39.82	47.75
Other	-	-	-	-	-	0.06	0.08
Total sales	82.98	68.13	94.11	2.39	38.85	39.88	47.83
Royalties	(13.37)	(7.42)	(25.68)	(0.10)	(10.41)	(5.72)	(7.05)
Transportation	(1.08)	(1.02)	(1.06)	(0.25)	(0.52)	(1.30)	(1.20)
Operating costs (1)	(15.24)	(17.36)	(5.98)	(0.88)	(10.20)	(9.61)	(9.81)
Netback prior to hedging	53.29	42.33	61.39	1.16	17.72	23.25	29.77
Hedging (loss) gain (2)	(1.47)	-	-	0.70	-	2.09	2.35
Netback after hedging	51.82	42.33	61.39	1.86	17.72	25.34	32.12
% of Total	65%	2%	5%	26%	2%	100%	100%

(1)	Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and natural gas liquids production.
(2)	Hedging gain includes realized cash gains and losses on risk management contracts plus an unrealized loss on risk management contracts related to January through September production. Foreign exchange contracts are excluded from the netback calculation.

Royalties

ARC pays royalties to the respective provincial governments and landowners of the four western Canadian provinces in which it operates. Total royalties as a percentage of pre-hedged commodity product sales revenue decreased from 15.4 per cent ($6.90 per boe) in the third quarter of 2011 to 12.2 per cent ($4.89 per boe) in the third quarter of 2012. For the nine months ended September 30, 2012, total royalties represented 14.3 per cent of pre-hedged commodity product sales ($5.72 per boe) as compared to 14.7 per cent ($7.05 per boe) for the same period in 2011. The decrease in the royalty rate during the third quarter of 2012 as compared to the same period of the prior year is due to both the decrease in natural gas pricing from 2011 to 2012 reducing royalty reference prices as well as a higher percentage of oil wells in Alberta qualifying for a five per cent royalty rate than in the prior year. Typically, royalty reference pricing lags somewhat relative to current posted prices and as a result, royalties in the third quarter reflect posted commodity prices experienced earlier in the year.

Operating Costs

Operating costs increased to $10.64 per boe in the third quarter of 2012 ($9.61 per boe year-to-date) compared to $10.13 per boe in the third quarter of 2011 ($9.81 per boe year-to-date). The third quarter increase reflects additional planned turnaround and maintenance expenditures made during the period and is partially offset by reduced electricity costs as Alberta power costs averaged approximately $78 per megawatt hour as compared to approximately $95 per megawatt hour during the third quarter of 2011. Year-to-date operating costs decreased by $0.20 in 2012 per boe as compared to the first nine months of 2011, attributed to the year-over-year increase in production volumes.

ARC hedges a portion of its electricity costs using risk management contracts that do not qualify for hedge accounting and whose gains are therefore included in “(Loss)gain on risk management contracts”. For the three months ended September 30, 2012, ARC’s operating costs would have been further reduced by $0.24/boe ($0.14/boe year to date) as a result of $2 million ($3.6 million year to date) realized gains on electricity risk management contracts.

Transportation costs were $1.49 per boe during the third quarter of 2012 ($1.30 per boe year-to-date) as compared to $1.24 per boe in the third quarter of 2011 ($1.20 per boe year-to-date). During the third quarter, ARC incurred additional transport costs as a result of increasing the volumes shipped directly to market as compared to transferring title at the battery. By taking on an increased responsibility for shipping its production to market, ARC achieves greater control over the price it ultimately receives for its production.

General and Administrative (“G&A”) Expenses and Long-Term Incentive Compensation

G&A, prior to any long-term incentive compensation expense and net of overhead recoveries on operated properties, increased by 35 per cent to $16.6 million in the third quarter of 2012 from $12.3 million in the third quarter of 2011. Third quarter 2012 G&A expenses increased as compared to the third quarter of 2011 due to increased compensation costs associated with higher staffing levels and marginally reduced capital overhead recoveries associated mainly with the timing of eligible capital expenditures.

For the nine months ended September 30, 2012 ARC’s G&A prior to any long-term compensation expense and net of overhead recoveries on operated properties was $47 million, a $5 million or 12 per cent increase from the first nine months of 2011. The increase reflects higher employee compensation costs combined with an increased headcount throughout 2012 as compared to 2011 where several additional staff were added throughout the year in response to continued growth. The increase is offset by increased recoveries from partners associated with capital spending.

Table 16 is a breakdown of G&A and incentive compensation expense:

Table 16

	Three months ended September 30			Nine months ended September 30
G&A and Incentive Compensation Expense ($ millions except per boe)	2012	2011	%Change	2012	2011	%Change
G&A expenses	22.5	19.2	(17)	68.2	59.3	(15)
Operating recoveries	(5.9)	(6.9)	(14)	(21.2)	(17.3)	23
G&A expenses before Long-Term Incentive Plans	16.6	12.3	(35)	47.0	42.0	(12)
G&A – Long-Term Incentive Plans	10.4	7.3	(42)	23.7	19.5	(22)
Total G&A and incentive compensation expense	27.0	19.6	(38)	70.7	61.5	(15)
Total G&A and incentive compensation expense per boe	3.28	2.50	(31)	2.78	2.80	1

Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Share Option Plan, and Deferred Share Unit Plan

Restricted Share Unit (“RSU”) and Performance Share Unit (“PSU”) Plan

ARC recorded additional general and administrative expenses of $10 million during the third quarter of 2012 ($22.9 million year-to-date) in accordance with the RSU and PSU plans, as compared to $7.2 million during the third quarter of 2011 ($19.2 million year-to-date). In the third quarter of 2012, an increased expense was recorded in relation to these awards as an increased number of employees have become eligible to receive long-term incentive payments and an increased performance multiplier has resulted in a larger total amount of PSUs expected to be issued at vesting. During the first nine months of 2012, ARC made cash payments of $40.9 million in respect of the RSU & PSU Plan ($28.1 million for the first nine months of 2011). Of these payments, $31.6 million were in respect of amounts recorded to general and administrative expenses ($20.3 million in the first nine months of 2011), $9.3 million were in respect of amounts recorded to operating expenses and capitalized as property, plant and equipment and exploration and evaluation assets ($7.8 million for the first nine months of 2011). These amounts were accrued in prior periods.

Table 17 shows the changes to the RSU & PSU Plan during 2012:

Table 17

RSU & PSU Plan (number of units, thousands)	RSUs	PSUs	Total RSUs and PSUs
Balance, beginning of period	852	1,445	2,297
Granted	348	568	916
Vested	(443)	(518)	(961)
Forfeited	(59)	(90)	(149)
Balance, end of period (1)	698	1,405	2,103
(1)	Based on underlying units before performance multiplier.

The liability associated with the RSUs and PSUs granted is recognized in the statement of income over the vesting period while being adjusted each period for changes in the underlying share price, accrued dividends and the number of PSUs expected to be issued on vesting. In periods where substantial share price fluctuation occurs, ARC’s G&A expense is subject to significant volatility.

Due to the variability in the future payments under the plan, ARC estimates that between $17.3 million and $87.2 million will be paid out in 2013 through 2015 based on the current share price, accrued dividends and ARC’s market performance relative to its peers. Table 18 is a summary of the range of future expected payments under the RSU & PSU Plan based on variability of the performance multiplier and units outstanding under the RSU & PSU Plan as at September 30, 2012:

Table 18

Value of RSU & PSU Plan as at September 30, 2012	Performance multiplier
(units thousands and $ millions except per unit)	-	1.0	2.0
Estimated units to vest
RSUs	722	722	722
PSUs	-	1,464	2,928
Total units (1)	722	2,186	3,650
Share price (2)	23.90	23.90	23.90
Value of RSU & PSU Plan upon vesting (3)	17.3	52.2	87.2
2013	9.1	19.3	29.5
2014	5.5	17.0	28.6
2015	2.7	15.9	29.1

(1)	Includes additional estimated units to be issued under the RSU & PSU Plan for dividends accrued-to-date.
(2)	Values will fluctuate over the vesting period based on the volatility of the underlying share price. Assumes a future share price of $23.90.
(3)	Upon vesting, a cash payment is made for the value of the share units, equivalent to the current market price of the underlying common shares plus accrued dividends.

Share Option Plan

Share options are granted to officers, certain employees and certain consultants of ARC, vesting evenly on the fourth and fifth anniversary of their respective grant dates and have a maximum term of seven years. The option holder has the right to exercise the options at the original exercise price or at a reduced exercise price, equal to the exercise price at grant date less all dividends paid subsequent to the grant date and prior to the exercise date. On June 21, 2012, ARC granted 1,056,373 options to officers and certain employees of ARC.

At September 30, 2012, ARC had 1,432,541 share options outstanding under this plan with a weighted average exercise price of $21.39 per share prior to any reduction in exercise price. Compensation expense of $0.4 million has been recorded during the third quarter of 2012 ($0.8 million year to date) compared to $0.1 million in the third quarter of 2011 ($0.3 million year to date) and is included within G&A expenses.

Deferred Share Unit Plan (“DSU Plan”)

ARC has a DSU Plan for its non-employee directors under which each director receives a minimum of 55 per cent of their total annual remuneration in the form of deferred share units (“DSUs”). Each DSU fully vests on the date of grant but is settled in cash only when the director has ceased to be a member of the Board of Directors of the Company. For the three and nine months ended September 30, 2012, compensation expense of $0.5 million and $1.2 million respectively, was recorded in relation to the DSU Plan ($0.3 million and $1.1 million in 2011).

Interest and Financing Charges

Interest and financing charges increased 17 per cent to $12.4 million in the third quarter of 2012 ($33.8 million year-to-date) from $10.6 million in the third quarter of 2011 ($29.7 million year to date). The increase is attributed to approximately $1.6 million in additional financing fees incurred in relation to ARC’s issue of US$360 million and CDN$40 million senior notes during the third quarter of 2012.

At September 30, 2012, ARC had $790.2 million of long-term debt outstanding, including a current portion of $41.1 million of senior note principal that is due for repayment within the next twelve months. Of the total debt balance, $788.4 million is fixed at a weighted average interest rate of 4.83 per cent. Approximately 92 per cent (US$737.3 million) of ARC’s debt outstanding is denominated in US dollars.

Foreign Exchange Gains and Losses

ARC recorded a foreign exchange gain of $16.3 million in the third quarter of 2012 compared to a loss of $31.3 million in the third quarter of 2011. This gain is primarily a result of the revaluation of ARC’s US dollar denominated debt outstanding from the period of June 30, 2012 to September 30, 2012 and reflects the change in value of the US dollar relative to the Canadian dollar from $1.0191 to $0.9837. ARC also recorded a $0.4 million realized foreign exchange loss arising from US denominated transactions that were recorded during the third quarter of 2012.

Year-to-date, ARC recorded a foreign exchange gain of $15.6 million compared to a loss of $19.3 million for the same period in the prior year. The gain is primarily a result of the revaluation of ARC’s US dollar denominated debt outstanding from the period of January 1, 2012 to September 30, 2012 during which time the US dollar relative to the Canadian dollar decreased in value from $1.017 to $0.9837.

Table 19 shows the various components of foreign exchange gains and losses:

Table 19

	Three months ended September 30			Nine months ended September 30
Foreign Exchange Gains/Losses ($ millions)	2012	2011	%Change	2012	2011	%Change
Unrealized gain (loss) on US denominated debt	16.7	(31.3)	153	16.5	(19.0)	187
Realized (loss) gain on US denominated transactions	(0.4)	-	(100)	(0.9)	(0.3)	(200)
Total foreign exchange gain (loss)	16.3	(31.3)	152	15.6	(19.3)	181

Taxes

For the first time in ARC’s history, ARC has recognized a current income tax expense of $26.3 million for the first nine months of 2012 ($6.5 million for the third quarter). Up until December 31, 2010, ARC’s structure was such that both current income tax and deferred tax liabilities were passed onto its unitholders by means of royalty payments made between ARC and the Trust. With the conversion from a trust structure to a traditional corporate structure completed on December 31, 2010, ARC is subject to current income taxes at normal corporate income tax rates.

During the third quarter of 2012, a deferred income tax recovery of $8.1 million was recorded compared to an expense of $46.4 million in the third quarter of 2011.  The value of ARC’s risk management contracts decreased from a net asset position of $50.2 million at June 30, 2012 to a net liability position of $33.6 million at September 30, 2012.  The reversal of temporary differences associated with these contracts is the primary reason for ARC’s deferred income tax recovery.

The income tax pools (detailed in Table 20) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.

Table 20

Income Tax Pool type ($ millions)	September 30, 2012	Annual deductibility
Canadian Oil and Gas Property Expense	839.8	10% declining balance
Canadian Development Expense	815.9	30% declining balance
Canadian Exploration Expense	56.1	100%
Undepreciated Capital Cost	609.3	Primarily 25% declining balance
Other	32.4	Various rates, 7% declining balance to 20%
Total Federal Tax Pools	2,353.5
Additional Alberta Tax Pools	58.7	Various rates, 25% declining balance to 100%

Depletion, Depreciation and Amortization Expense and Impairment Charges

In accordance with IFRS, ARC records depletion, depreciation and amortization (“DD&A”) expense on its property, plant and equipment over the assets’ individual useful lives employing the unit of production method using proved plus probable reserves and associated estimated future development capital required for its oil and natural gas assets and a straight-line method for its corporate administrative assets. Assets in the exploration and evaluation (“E&E”) phase are not amortized. During the three and nine months ended September 30, 2012, ARC recorded DD&A expense prior to any impairment (recovery) of $126.4 million and $384.9 million, respectively, as compared to $113.8 million and $314.5 million for the three and nine months ended September 30, 2011.

Under IFRS, impairments are recognized when an asset’s or group of assets’ carrying values exceed their recoverable amount defined as the higher of the asset’s value in use or fair value less cost to sell. Any asset impairment that is recorded is recoverable to its original value less any associated DD&A should there be indicators that the recoverable amount of the asset has increased in value since the time of recording the initial impairment. There was no impairment recorded in the third quarter of 2012. During the second quarter of 2012 an impairment charge of $53 million was recognized associated with assets located in the southern Alberta and southwest Saskatchewan area as a result of lower forward commodity pricing relative to March 31, 2012 ($16.6 million impairment net of recovery during the nine months ended September 30, 2011). As future commodity prices remain volatile, the recoverable amount of ARC’s cash generating units continue to be very sensitive and impairment charges could be recorded in future periods. Alternatively, an improvement in commodity prices could promote the recovery of any impairment charges recorded to date, less applicable depreciation charges.

A breakdown of the DD&A rate is summarized in Table 21:

Table 21

	Three months ended September 30			Nine months ended September 30
DD&A Rate ($ millions except per boe amounts)	2012	2011	%Change	2012	2011	%Change
Depletion of oil and gas assets	124.8	112.3	(11)	380.1	310.3	(22)
Depreciation of fixed assets	1.6	1.5	(7)	4.8	4.2	(14)
Impairment charges	-	45.1	100	53.0	16.6	(219)
Total DD&A and impairment	126.4	158.9	20	437.9	331.1	(32)
DD&A rate per boe, before impairment	15.35	14.52	(6)	15.14	14.31	(6)
DD&A rate per boe	15.35	20.28	24	17.22	15.06	(14)

Capital Expenditures, Acquisitions and Dispositions

Capital expenditures, excluding acquisitions and dispositions, totaled $133.1 million in the third quarter of 2012 as compared to $229.3 million during the third quarter of 2011. This total included development and production additions to property, plant and equipment of $123.2 million (2011 - $207 million) and additions to exploration and evaluation assets of $9.9 million (2011 - $22.3 million). Property, plant and equipment expenditures include drilling and completions, geological, geophysical, facilities expenditures and undeveloped land purchases in our development assets. Exploration and evaluation expenditures include drilling and completions, geological and geophysical expenditures and undeveloped land purchases in areas that have been determined by management to be in the exploration and evaluation stage.

A breakdown of capital expenditures and net acquisitions is shown in Table 22 and 22a:

Table 22

	Three Months Ended September 30
	2012			2011
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	0.3	4.8	5.1	1.3	7.8	9.1	(44)
Drilling and completions	8.6	89.6	98.2	4.3	137.7	142.0	(31)
Plant and facilities	1.0	27.1	28.1	0.1	50.5	50.6	(44)
Undeveloped land purchased at crown land sales	-	1.0	1.0	16.6	10.0	26.6	(96)
Other	-	0.7	0.7	-	1.0	1.0	(30)
Total capital expenditures	9.9	123.2	133.1	22.3	207.0	229.3	(42)
Acquisitions (1)	-	10.0	10.0	-	8.6	8.6	16
Dispositions (2)	-	(2.5)	(2.5)	-	-	-	100
Total capital expenditures and net acquisitions	9.9	130.7	140.6	22.3	215.6	237.9	(41)

(1)	Value is net of post-closing adjustments.
(2)	Represents proceeds and adjustments to proceeds from divestitures.

For the nine months ended September 30, 2012, capital expenditures, excluding acquisitions and dispositions, totaled $417.8 million as compared to $531 million during the same period of 2011. This total includes development and production additions to property, plant and equipment of $378.1 million (2011 - $449.3 million) and additions to exploration and evaluation assets of $39.7 million (2011 - $81.7 million).

Table 22(a)

	Nine Months Ended September 30
	2012			2011
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	16.2	11.4	27.6	5.5	15.5	21.0	31
Drilling and completions	17.7	283.0	300.7	22.0	287.3	309.3	(3)
Plant and facilities	4.7	78.5	83.2	-	126.4	126.4	(34)
Undeveloped land purchased at crown land sales	1.1	2.7	3.8	54.2	17.2	71.4	(95)
Other	-	2.5	2.5	-	2.9	2.9	(14)
Total capital expenditures	39.7	378.1	417.8	81.7	449.3	531.0	(21)
Acquisitions (1)	-	34.4	34.4	13.3	20.8	34.1	1
Dispositions (2)	-	(3.8)	(3.8)	-	(170.0)	(170.0)	(98)
Total capital expenditures and net acquisitions	39.7	408.7	448.4	95.0	300.1	395.1	13
(1)	Value is net of post-closing adjustments.
(2)	Represents proceeds and adjustments to proceeds from divestitures

During the first nine months of 2012, ARC has made net acquisitions of properties totaling $34.4 million, mainly consisting of “tuck-in” acquisitions of land adjacent to ARC’s current core development areas.

ARC initially funds its capital expenditures with funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions and dividends declared in the current period. Further funding is obtained by proceeds from DRIP and the equity offering that closed August 22, 2012 with the remaining funding supplied by its credit facilities. ARC financed 70 per cent of the $133.1 million third quarter capital program with funds from operations and proceeds from DRIP (66 per cent in the third quarter of 2011).

Table 23

Source of Funding of Capital Expenditures and Net Acquisitions
($ millions)
	Three Months Ended September 30, 2012			Three Months Ended September 30, 2011
	Capital Expenditures	Net Acquisitions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	133.1	7.5	140.6	229.3	8.6	237.9

Funds from operations(1)	54%	-	51%	54%	-	52%
Proceeds from DRIP	22%	-	21%	12%	-	11%
Debt (2)	24%	100%	28%	34%	100%	37%
	100%	100%	100%	100%	100%	100%
(1)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(2)	At September 30, 2012, debt incurred for capital spending had been reduced by the proceeds of ARC’s third quarter equity offering for gross proceeds of $331 million that closed August 22, 2012.

Table 23a

Source of Funding of Capital Expenditures and Net Acquisitions
($ millions)
	Nine Months Ended September 30, 2012			Nine Months Ended September 30, 2011
	Capital Expenditures	Net Acquisitions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	417.8	30.6	448.4	531.0	(135.9)	395.1

Funds from operations(1)	58%	-	53%	67%	-	67%
Proceeds from DRIP	20%	-	19%	15%	-	15%
Debt (2)	22%	100%	28%	18%	(100)%	18%
	100%	100%	100%	100%	(100)%	100%
(1)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(2)	At September 30, 2012, debt incurred for capital spending had been reduced by the proceeds of ARC’s third quarter equity offering for gross proceeds of $331 million that closed August 22, 2012.

ARC’s board of directors has approved an $830 million capital program for 2012.

Asset Retirement Obligations and Reclamation Fund

At September 30, 2012, ARC has recorded asset retirement obligations (“ARO”) of $536.7 million ($496.4 million at December 31, 2011) for the future abandonment and reclamation of ARC’s properties. The estimated ARO includes assumptions in respect of actual costs to abandon wells or reclaim the property, the time frame in which such costs will be incurred as well as annual inflation factors in order to calculate the undiscounted total future liability. The future liability has been discounted at a liability-specific risk-free interest rate of 2.32 per cent (2.49 per cent at December 31, 2011).

Accretion charges of $9.3 million and $10.1 million for the nine months ended September 30, 2012 and 2011 have been recognized in the Condensed Consolidated Statements of Income to reflect the increase in the ARO liability associated with the passage of time.

Actual spending under ARC’s abandonment and reclamation program for the three and nine months ended September 30, 2012 was $2 million and $7.4 million, respectively ($1.6 million and $5 million in 2011).

ARC established a restricted reclamation fund to finance obligations specifically associated with its Redwater property in 2005. Minimum contributions to this fund will be approximately $75 million over the next 45 years. The balance of this fund totaled $28.6 million at September 30, 2012, compared to $26.9 million at December 31, 2011. Under the terms of ARC’s investment policy, reclamation fund investments and excess cash can only be invested in Canadian or US Government securities, investment grade corporate bonds, or investment grade short-term money market securities.

Environmental stewardship is a core value at ARC and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Health, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of ARC’s assets including contributions to the Redwater reclamation fund are funded entirely out of funds from operations.

Capitalization, Financial Resources and Liquidity

A breakdown of ARC’s capital structure as at September 30, 2012 and December 31, 2011 is outlined in Table 24:

Table 24

Capital Structure and Liquidity ($ millions except per cent and ratio amounts)	September 30, 2012	December 31, 2011
Long-term debt (1)	790.2	761.7
Working capital (surplus) deficit (2)	(111.0)	148.0
Unrealized loss on risk management contracts relating to January through September 2012 production (3)	11.8	-
Net debt obligations (4)	691.0	909.7
Market value of common shares (5)	7,349.3	7,251.4
Total capitalization (6)	8,040.3	8,161.1
Net debt as a percentage of total capitalization	8.6%	11.1%
Net debt to YTD annualized funds from operations (4)	1.0	1.1

(1)	Includes a current portion of long-term debt of $41.1 million at September 30, 2012 and $40.5 million at December 31, 2011.

(2)	Working capital deficit is calculated as current liabilities less the current assets as they appear on the Condensed Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and asset retirement obligations contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt.
(3)	Relates to unrealized losses relating to hedged volumes for the first nine months of 2012 pursuant to annual settled call contracts.
(4)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(5)	Calculated using the total common shares outstanding at September 30, 2012 multiplied by the closing share price of $23.90 at September 30, 2012 (closing share price of $25.10 at December 31, 2011).
(6)	Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by ARC. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.

At September 30, 2012, ARC had total available credit facilities of $1.9 billion with debt of $790.2 million currently drawn. After its $111 million working capital surplus and an unrealized loss on risk management contracts relating to January through September 2012 production of $11.8 million, ARC has available credit of approximately $1.2 billion. ARC’s long-term debt balance includes a current portion of $41.1 million at September 30, 2012 ($40.5 million at December 31, 2011) reflecting principal payments that are due to be paid within the next twelve months. ARC intends to finance these obligations by drawing on its syndicated credit facility at the time the payments are due.

On August 23, 2012, ARC issued US$360 million and CDN$40 million of long-term fixed rate notes through a private placement to secure additional credit capacity and capitalize on low long-term interest rates. The notes have an average term of 9.6 years and bear interest at an average interest rate of 3.8 per cent.

Costs of borrowing under the syndicated credit facility comprise two items: first, the underlying interest rate on Bankers’ Acceptances and Prime Loans (CDN dollar loans) or LIBOR Loans and US Base Rate Loans (US denominated borrowings) and second, ARC’s credit spread. ARC’s credit facility was due August 3, 2015 and in the third quarter of 2012 the credit facility was extended for an additional twelve months to August 3, 2016. Its current credit spread on this facility is 180 basis points. Future credit spreads to ARC may range from 160 to 325 basis points for Bankers’ Acceptances and LIBOR loans depending on ARC’s ratio of debt to net income before non-cash items, interest expense and income taxes. In addition to paying interest on the outstanding debt under the revolving syndicated credit facility, ARC is charged a standby fee for the amount of the undrawn facility. This standby fee ranges from 32 to 65 basis points. These spreads are adjusted on the first day of the third month after each quarter-end date except in the case of the fourth quarter where the spreads are adjusted on the first day of the fourth month following the end of the relevant fiscal year.

ARC’s debt agreements contain a number of covenants all of which were met as at September 30, 2012. These agreements are available at www.sedar.com. The major financial covenants are described below:

•	Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items and interest expense;
•	Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items and interest expense; and
•	Long-term debt and letters of credit not to exceed 50 per cent of the book value of Shareholders’ equity and long-term debt, letters of credit and subordinated debt.

ARC’s long-term strategy is to target debt between one and 1.5 times funds from operations and under 20 per cent of total capitalization. This strategy resulted in manageable debt levels throughout the first nine months of 2012 and all of 2011 and has positioned ARC to remain within its debt covenants.

On August 22, 2012, ARC issued 14.6 million common shares for net proceeds of $330.9 million. The proceeds from this offering will be used towards funding the 2013 capital program and at September 30, 2012 contributed to the working capital surplus of $111 million.

ARC typically uses three markets to raise capital: equity, bank debt and long-term notes. Long-term notes are issued to large institutional investors normally with an average term of five to 12 years. The cost of this debt is based upon two factors: the current rate of long-term government bonds and ARC’s credit spread. ARC’s average interest rate on its outstanding long-term notes is currently 4.83 per cent.

ARC expects to finance the remainder of its 2012 capital program with funds from operations, proceeds from the DRIP, existing credit lines and any proceeds from the disposition of minor assets and non-strategic assets. During the first nine months of 2012, ARC funded 72 per cent of its capital expenditures and net acquisitions of $448.4 million from funds from operations and the DRIP.

Shareholders’ Equity

At September 30, 2012, there were 307.5 million shares outstanding, an increase of 18.6 million shares over the balance of shares issued at December 31, 2011, with 14.6 million shares issued through an equity offering which closed on August 22, 2012 and the balance attributable to shares issued to participants in the DRIP. The equity offering raised gross proceeds of $345 million.

Shareholders electing to reinvest dividends or make optional cash payments to acquire shares from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the first nine months of 2012, ARC raised proceeds of $84.7 million and issued four million common shares pursuant to the DRIP at an average price of $21.35 per share.

At September 30, 2012, ARC had 1,432,541 share options outstanding under its Share Option Plan with a weighted average exercise price of $21.39 per share. These options vest in equal parts on the fourth and fifth anniversaries of the grant date. The first vesting is expected to occur on March 24, 2015.

Dividends

In the third quarter of 2012, ARC declared dividends totaling $90.6 million ($0.30 per share) compared to $86.2 million ($0.30 per share) during the third quarter of 2011.

As a dividend-paying corporation, ARC typically declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs and production volumes, to ensure that dividends are in line with the long-term strategy and objectives of ARC as per the following guidelines:

•	To maintain a dividend policy that, in normal times, in the opinion of management and the Board of Directors, is sustainable for a minimum period of six months after factoring in the impact of current commodity prices on funds from operations. ARC’s objective is to normalize the effect of volatility of commodity prices rather than to pass that volatility onto shareholders in the form of fluctuating monthly dividends.

•	To ensure that ARC’s financial flexibility is maintained by a review of ARC’s level of debt to equity and debt to funds from operations. The use of funds from operations and proceeds from equity offerings to fund capital development activities reduces the need to use debt to finance these expenditures.

ARC believes that it is well positioned to sustain current dividend levels despite the current low natural gas price environment. If a prolonged period of low commodity prices is experienced, ARC’s first response will be to defer certain capital spending, reconsidering dividend levels only if additional measures become necessary to preserve ARC’s strong financial position over the long-term. The actual amount of future monthly dividends is proposed by management and is subject to the approval and discretion of the Board of Directors. The Board reviews future dividends in conjunction with their review of quarterly financial and operating results. Dividends are taxable to the shareholder irrespective of whether payment is received in cash or shares via the DRIP.

On October 16, 2012, ARC confirmed that a dividend of $0.10 per share designated as an eligible dividend will be paid on November 15, 2012 to shareholders of record on October 31, 2012. The ex-dividend date is October 29, 2012.

Please refer to ARC’s website at www.arcresources.com for details of the estimated monthly dividend amounts and dividend dates for 2012.

Environmental Initiatives Impacting ARC

There are no new material environmental initiatives impacting ARC at this time.

Contractual Obligations and Commitments

ARC has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, lease rental obligations and employee agreements. These obligations are of a recurring, consistent nature and impact ARC’s cash flows in an ongoing manner. ARC also has contractual obligations and commitments that are of a less routine nature as disclosed in Table 25.

Table 25

	Payments Due by Period
($ millions)	1 year	2–3 years	4-5 years	Beyond 5 years	Total
Debt repayments (1)	41.1	82.2	80.6	586.3	790.2
Interest payments (2)	37.7	68.0	57.7	99.6	263.0
Reclamation fund contributions (3)	4.1	7.3	6.5	55.2	73.1
Purchase commitments	53.3	12.6	10.2	4.0	80.1
Transportation commitments	49.2	81.0	23.7	0.8	154.7
Operating leases	15.6	26.6	24.6	81.8	148.6
Risk management contract premiums (4)	-	4.9	4.8	-	9.7
Total contractual obligations	201.0	282.6	208.1	827.7	1,519.4

(1)	Long-term and current portion of long-debt.
(2)	Fixed interest payments on senior notes.
(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.
(4)	Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 10 of the unaudited Condensed Consolidated Financial Statements). As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at September 30, 2012 on the balance sheet as part of risk management contracts.

ARC enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. ARC’s 2012 capital budget of $600 million has been approved by the Board of Directors.

ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on ARC’s financial position or results of operations and therefore the commitment table (Table 25) does not include any commitments for outstanding litigation and claims.

The above table does not include any amounts that may be payable to ARC officers and certain ARC staff in the event of a change of control as there is no indication of this event occurring in the foreseeable future.

Off Balance Sheet Arrangements

ARC has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 25), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases on the balance sheet as of September 30, 2012.

Critical Accounting Estimates

ARC has continuously refined and documented its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.

ARC’s financial and operating results incorporate certain estimates including:

•	estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•	estimated capital expenditures on projects that are in progress;

•	estimated depletion, depreciation and amortization charges that are based on estimates of oil and gas reserves that ARC expects to recover in the future;

•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;

•	estimated future recoverable value of property, plant and equipment and goodwill and any associated impairment charges or recoveries;

•	estimated compensation expense under ARC’s share based compensation plans including the PSU plan that is based on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier; and

•	estimated deferred income tax assets and liabilities based on current tax interpretations, regulations and legislation that are subject to change.

ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

ARC’s leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC’s environmental, health and safety policies.

ASSESSMENT OF BUSINESS RISKS

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with ARC’s business that can impact the financial results. They include, but are not limited to:

•	volatility of oil and natural gas prices;
•	refinancing and debt service;
•	counterparty risk;
•	variations in interest rates and foreign exchange rates;
•	reserve estimates;
•	changes in income tax legislation;
•	changes in government royalty legislation;
•	acquisitions;
•	environmental concerns and related impact on operations;
•	operational matters;
•	depletion of reserves and maintenance of dividend; and
•	project risks.

PROJECT RISKS

ARC manages a variety of small and large projects and plans to spend $600 million on capital projects throughout 2012. The emphasis of the 2012 capital projects is on increased liquids production which may result in higher finding and development costs than the natural gas and liquids capital projects undertaken in prior years. Project delays may impact expected revenues from operations. Significant project cost overruns could make a project uneconomic. Our ability to execute projects and market oil and natural gas depends upon numerous factors beyond our control, including:

•	availability of processing capacity;
•	availability and proximity of pipeline capacity;
•	availability of storage capacity;
•	supply of and demand for oil and natural gas;
•	availability of alternative fuel sources;
•	effects of inclement weather;
•	availability of drilling and related equipment;
•	unexpected cost increases;
•	accidental events;
•	changes in regulations;
•	availability and productivity of skilled labour; and
•	regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, ARC could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that ARC produces.

Internal Control Over Financial Reporting

ARC is required to comply with National Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”, otherwise referred to as Canadian Sarbanes Oxley (“C-Sox”). The certification of interim filings for the interim period ended September 30, 2012 requires that ARC disclose in the interim MD&A any changes in ARC’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect ARC’s internal control over financial reporting. ARC confirms that no such changes were made to its internal controls over financial reporting during the first nine months of 2012.

FINANCIAL REPORTING UPDATE

Future Accounting Changes

ARC has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on ARC:

In May 2011, the IASB released the following new standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of Interests in Other Entities” and IFRS 13, “Fair Value Measurement”. Each of these standards is to be adopted for fiscal years beginning January 1, 2013 with earlier adoption permitted. A brief description of each new standard follows below:

•	IFRS 10, “Consolidated Financial Statements” supercedes IAS 27 “Consolidation and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. This standard provides a single model to be applied in control analysis for all investees including special purpose entities.

•	IFRS 11, “Joint Arrangements” divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting.

•	IFRS 12, “Disclosure of Interests in Other Entities” combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements as well as unconsolidated structured entities.

•	IFRS 13, “Fair Value Measurement” defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ARC does not anticipate that the adoption of these standards will have a material effect on its Consolidated Financial Statements.

Non-GAAP Measures

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as funds from operations, operating netbacks (“netbacks”), total capitalization, finding, development and acquisition costs, normalized reserves per share and production per share, normalized dividend adjusted reserves per share and production per share, net asset value and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability for ARC and provide investors with information that is commonly used by other oil and gas companies. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Funds from Operations

Funds from operations is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP. The term “funds from operations” is defined as net income excluding the impact of non-cash depletion, depreciation and amortization and impairment charges, accretion of asset retirement obligations, deferred tax expense, unrealized gains and losses on risk management contracts, unrealized gains and losses on short term investments, non-cash lease inducement charges, share option expense, exploration expense, unrealized gains and losses on foreign exchange and gains on disposal of petroleum and natural gas properties and is further adjusted to include the portion of unrealized losses on risk management contracts settled annually that relate to first nine months 2012 production. ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds to fund future growth through capital investment and to repay debt. Management believes that such a measure provides a better assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring, while respecting that certain risk management contracts that are settled on an annual basis are intended to protect prices on product sales occurring throughout the year. From a business perspective, the most directly comparable measure of funds from operations calculated in accordance with GAAP is net income. Table 26 is a reconciliation of ARC’s funds from operations to net income and cash flow from operating activities.

Table 26

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011
Net income (loss)	(24.3)	120.8	54.7	336.0
Adjusted for the following non-cash items:
Depletion, depreciation, amortization and impairment	126.4	158.9	437.9	331.1
Accretion of asset retirement obligation	3.1	3.3	9.3	10.1
Deferred tax (recovery) expense	(8.1)	46.4	(2.5)	114.4
Unrealized loss (gain) on risk management contracts	86.3	(138.3)	39.4	(63.7)
Unrealized losses on risk management contracts related to prior production periods (1)	(1.4)	(4.8)	(11.8)	(38.1)
Foreign exchange (gain) loss on revaluation of debt	(16.7)	31.3	(16.5)	19.1
Gain on disposal of petroleum and natural gas properties	(0.2)	(4.8)	(0.2)	(92.7)
Other	(0.2)	0.7	1.1	1.4
Funds from operations	164.9	213.5	511.4	617.6
Unrealized losses on risk management contracts related to current production periods (1)	1.4	4.8	11.8	38.1
Net change in other liabilities	(5.2)	(5.1)	(8.6)	(13.7)
Change in non-cash working capital	13.7	2.4	6.3	31.2
Cash Flow from Operating Activities	174.8	215.6	520.9	673.2

(1)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated with these contracts that relates to production periods for the three and nine months ended September 30 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.

Net Debt

Net debt is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP. Net debt is defined as long-term debt plus working capital deficit, and is adjusted for the portion of unrealized losses on risk management contracts related to prior production periods. Working capital deficit is calculated as current liabilities less the current assets as they appear on the Condensed Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and asset retirement obligations contained within liabilities associated with assets held for sale.

Forward-looking Information and Statements

This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: ARC’s financial goals under the heading “About ARC Resources – Total Return to Shareholders”, ARC’s view of future crude oil, natural gas and natural gas liquids pricing under the heading “Economic Environment”, ARC’s guidance for 2012 under the heading “2012 Guidance and Financial Highlights”, ARC’s intentions in the future regarding hedging under the heading “Risk Management and Hedging Activities”, the estimated future payments under the RSU & PSU Plan under the heading “Long-term Incentive Plans – Restricted Share Units & Performance Share Units Plan, Stock Option Plan, and Deferred Share Unit Plan”, the information relating to the approved 2013 capital program under the heading “Capital Expenditures, Acquisition and Dispositions”, the information relating to financing the 2012 capital expenditures under the heading: "Capitalization, Financial Resources and Liquidity", ARC’s estimates of normal course obligations under the heading “Contractual Obligations and Commitments”, and a number of other matters, including the amount of future asset retirement obligations; future liquidity and financial capacity; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC's Annual Information Form).

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

QUARTERLY HISTORICAL REVIEW

(Cdn $ millions, except per share amounts)	2012			2011				2010
FINANCIAL	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales of crude oil, natural gas and natural gas liquids	329.9	317.8	366.3	386.8	351.8	374.9	324.7	329.3
Per share (1)	1.10	1.09	1.27	1.34	1.23	1.31	1.14	1.19
Per share, diluted (1)	1.10	1.09	1.27	1.34	1.23	1.31	1.14	1.16
Funds from operations (2)	164.9	165.8	180.7	226.6	213.5	210.1	194.1	180.4
Per share (1)	0.55	0.57	0.62	0.79	0.74	0.73	0.68	0.65
Per share, diluted(1)	0.55	0.57	0.62	0.79	0.74	0.73	0.68	0.63
Net income (loss)	(24.3)	38.1	40.9	(49.0)	120.8	150.1	65.2	(86.9)
Per share (1)	(0.08)	0.13	0.14	(0.17)	0.42	0.52	0.23	(0.31)
Per share, diluted(1)	(0.08)	0.13	0.14	(0.17)	0.42	0.52	0.23	(0.31)
Dividends	90.6	87.3	87.0	86.7	86.2	85.8	85.5	82.8
Per share(1)	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.30
Total assets	5,578.8	5,369.1	5,361.0	5,323.9	5,313.3	5,053.4	5,019.9	5,060.1
Total liabilities	2,207.0	2,247.1	2,218.3	2,162.1	2,043.4	1,844.6	1,902.5	1,947.7
Net debt outstanding (3)	691.0	996.0	991.5	909.7	870.1	744.8	731.9	872.7
Weighted average shares outstanding	299.7	290.8	289.5	288.3	287.1	286.0	284.9	276.1
Weighted average shares outstanding, diluted	299.9	290.8	289.5	288.3	287.1	286.0	284.9	283.7
Shares outstanding, end of period	307.5	291.5	290.1	288.9	287.7	286.5	285.4	284.4
CAPITAL EXPENDITURES
Geological and geophysical	5.1	5.6	16.9	4.9	9.1	5.2	6.7	5.6
Land	1.0	0.5	2.3	3.5	26.6	34.5	10.4	6.9
Drilling and completions	98.2	64.2	138.3	147.5	142.0	69.8	98.6	100.4
Plant and facilities	28.1	26.9	28.3	38.5	50.6	35.2	40.6	42.9
Other	0.7	0.7	1.1	0.6	1.0	(0.2)	0.9	3.3
Total capital expenditures	133.1	97.9	186.9	195.0	229.3	144.5	157.2	159.1
Property acquisitions (dispositions), net	7.5	4.2	18.9	24.6	8.6	13.6	(157.3)	0.8
Total capital expenditures and net acquisitions	140.6	102.1	205.8	219.6	237.9	158.1	(0.1)	159.9
OPERATING
Production
Crude oil (bbl/d)	30,732	30,831	31,305	28,470	26,024	26,038	28,108	27,417
Condensate (bbl/d)	2,325	2,381	2,399	2,219	2,009	2,105	1,872	2,197
Natural gas (mmcf/d)	323.2	347.2	353.0	355.3	327.4	311.8	246.4	311.5
Natural gas liquids (bbl/d)	2,587	2,913	2,432	2,114	2,584	2,250	2,834	3,158
Total (boe per day 6:1)	89,511	93,997	94,970	92,021	85,178	82,367	73,880	84,686
Average prices
Crude oil ($/bbl)	81.43	78.98	87.24	92.85	85.97	97.11	82.27	76.08
Condensate ($/bbl)	87.65	94.60	99.96	101.13	92.85	100.57	88.34	78.38
Natural gas ($/mcf)	2.45	2.03	2.67	3.43	3.88	4.05	4.05	3.83
Natural gas liquids ($/bbl)	31.05	41.17	44.46	51.02	47.90	48.40	43.83	38.89
Oil equivalent ($/boe)	39.99	37.09	42.35	45.58	44.83	49.94	48.75	42.18
TRADING STATISTICS
(Cdn$) based on intra-day trading
High	26.25	23.28	25.72	26.74	26.23	27.00	28.67	26.05
Low	21.50	18.36	22.53	19.40	19.81	23.41	23.66	20.42
Close	23.90	22.90	22.90	25.10	22.56	25.01	26.35	25.41
Average daily volume (thousands)	1,282	1,704	1,355	1,267	1,108	998	1,636	1,299

(1)	Upon conversion to a corporation, ARC trust units were exchanged for common shares. In all cases, the term “per share” can be interpreted as “per unit” prior to December 31, 2010. Per share amounts (with the exception of dividends) are based on weighted average shares outstanding during the period.
(2)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(3)	Net debt is a non-GAAP measure and therefore it may not be comparable with the calculation of similar measures for other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

As at

(Cdn$ millions)	September 30, 2012	December 31, 2011
ASSETS
Current assets
Cash equivalents (Note 5)	$232.8	$0.5
Short-term investment	1.4	3.3
Accounts receivable	147.2	168.1
Prepaid expenses	19.9	14.3
Risk management contracts (Note 10)	15.1	21.0
Assets held for sale (Note 7)	-	4.6
	416.4	211.8
Reclamation funds	28.6	26.9
Risk management contracts (Note 10)	0.5	3.7
Property, plant and equipment (Note 7)	4,657.7	4,645.6
Intangible exploration and evaluation assets (Note 6)	227.4	187.7
Goodwill	248.2	248.2
Total assets	$5,578.8	$5,323.9

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$259.5	$305.0
Current portion of long-term debt (Note 8)	41.1	40.5
Dividends payable	30.8	28.9
Risk management contracts (Note 10)	26.8	18.9
Liabilities associated with assets held for sale	-	1.9
	358.2	395.2
Risk management contracts (Note 10)	22.4	3.0
Long-term debt (Note 8)	749.1	721.2
Long-term incentive compensation liability (Note 12)	20.2	18.5
Other deferred liabilities	19.9	21.4
Asset retirement obligations (Note 9)	536.7	496.4
Deferred taxes	500.5	506.4
Total liabilities	2,207.0	2,162.1

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY
Shareholders’ capital (Note 11)	3,637.7	3,218.3
Contributed surplus	1.3	0.5
Deficit	(267.2)	(57.0)
Total shareholders’ equity	3,371.8	3,161.8
Total liabilities and shareholders’ equity	$5,578.8	$5,323.9

See accompanying notes to the Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

For the three and nine months ended September 30

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$ millions, except per share amounts)	2012	2011	2012	2011

Sales of crude oil, natural gas and natural gas liquids	$329.9	$351.8	$1,014.0	$1,051.4
Royalties	(40.2)	(54.1)	(145.4)	(155.0)
REVENUE	289.7	297.7	868.6	896.4

(Loss) gain on risk management contracts (Note 10)	(63.3)	178.7	25.0	155.4
	226.4	476.4	893.6	1,051.8

EXPENSES
Transportation	12.3	9.7	33.0	26.4
Operating	87.6	79.4	244.3	215.7
General and administrative	27.0	19.6	70.7	61.5
Interest and financing charges	12.4	10.6	33.8	29.7
Accretion of asset retirement obligation (Note 9)	3.1	3.3	9.3	10.1
Depletion, depreciation, amortization and impairment (Note 7)	126.4	158.9	437.9	331.1
(Gain) loss on foreign exchange	(16.3)	31.3	(15.6)	19.3
Loss on short-term investments	-	1.2	1.9	0.3
Gain on disposal of petroleum and natural gas properties	(0.2)	(4.8)	(0.2)	(92.7)
	252.3	309.2	815.1	601.4

Provision for (recovery of) income taxes
Current	6.5	-	26.3	-
Deferred	(8.1)	46.4	(2.5)	114.4
	(1.6)	46.4	23.8	114.4

Net income (loss)	$(24.3)	$120.8	$54.7	$336.0

Net income (loss) per share (Note 11)
Basic	$(0.08)	$0.42	$0.19	$1.17
Diluted	$(0.08)	$0.42	$0.19	$1.17

See accompanying notes to the Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

For the three and nine months ended September 30

	Three Months Ended September 30		Nine Months Ended September 30

(Cdn$ millions)	2012	2011	2012	2011

Net income (loss)	$(24.3)	$120.8	$54.7	$336.0
Other comprehensive loss, net of tax
Net unrealized losses on available-for-sale reclamation fund’s investments	-	(0.1)	-	-
Other comprehensive loss	-	(0.1)	-	-
Comprehensive income (loss)	$(24.3)	$120.7	$54.7	$336.0

See accompanying notes to the Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

For the nine months ended September 30

(Cdn$ millions)

	Shareholders’ capital	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive loss	Total shareholders’ equity
December 31, 2010	$3,112.5	$-	$-	$(0.1)	$3,112.4
Shares issued pursuant to the dividend reinvestment program	78.7	-	-	-	78.7
Share option expense	-	0.3	-	-	0.3
Comprehensive income	-	-	336.0	-	336.0
Dividends declared	-	-	(257.5)	-	(257.5)
September 30, 2011	$3,191.2	$0.3	$78.5	$(0.1)	$3,269.9

December 31, 2011	$3,218.3	$0.5	$(57.0)	$-	$3,161.8
Shares issued for cash	345.8	-	-	-	345.8
Shares issued pursuant to the dividend reinvestment program	84.0	-	-	-	84.0
Share issue costs (1)	(10.4)	-	-	-	(10.4)
Share option expense	-	0.8	-	-	0.8
Comprehensive income	-	-	54.7	-	54.7
Dividends declared	-	-	(264.9)	-	(264.9)
September 30, 2012	$3,637.7	$1.3	$(267.2)	$-	$3,371.8

(1)	Amount is net of deferred tax recovery of $3.7 million.

See accompanying notes to the Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three and nine months ended September 30

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$ millions)	2012	2011	2012	2011

CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	$(24.3)	$120.8	$54.7	$336.0
Add items not involving cash:
Unrealized loss (gain) on risk management contracts (Note 10)	86.3	(138.3)	39.4	(63.7)
Accretion of asset retirement obligation (Note 9)	3.1	3.3	9.3	10.1
Depletion, depreciation, amortization and impairment (Note 7)	126.4	158.9	437.9	331.1
Unrealized (gain) loss on foreign exchange	(16.7)	31.3	(16.5)	19.1
Gain on disposal of petroleum and natural gas properties	(0.2)	(4.8)	(0.2)	(92.7)
Deferred tax (recovery) expense	(8.1)	46.4	(2.5)	114.4
Other (Note 14)	(0.2)	0.7	1.1	1.4
Net change in other liabilities (Note 14)	(5.2)	(5.1)	(8.6)	(13.7)
Change in non-cash working capital (Note 14)	13.7	2.4	6.3	31.2
	174.8	215.6	520.9	673.2

CASH FLOW FROM FINANCING ACTIVITIES
(Repayment) issue of long-term debt under revolving credit facilities, net	(482.2)	41.0	(322.1)	(133.8)
Issue of Senior Notes (Note 8)	397.8	-	397.8	-
Repayment of Senior Notes	-	-	(30.3)	(6.6)
Issue of common shares (Note 11)	345.2	0.4	345.8	1.3
Share issue costs (Note 11)	(14.1)	-	(14.1)	-
Cash dividends paid	(59.6)	(60.0)	(179.1)	(179.1)
	187.1	(18.6)	198.0	(318.2)

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(7.5)	(8.5)	(31.5)	(34.8)
Disposals of petroleum and natural gas properties	-	-	0.8	168.8
Property, plant and equipment development expenditures (Note 7)	(123.1)	(208.5)	(377.8)	(439.1)
Exploration and evaluation expenditures (Note 6)	(9.9)	(22.3)	(39.7)	(95.0)
Net reclamation fund contributions	(1.1)	(1.3)	(1.5)	(0.6)
Change in non-cash working capital (Note 14)	12.0	41.9	(36.9)	44.2
	(129.6)	(198.7)	(486.6)	(356.5)
INCREASE (DECREASE) IN CASH EQUIVALENTS	232.3	(1.7)	232.3	(1.5)
CASH EQUIVALENTS, BEGINNING OF PERIOD	0.5	2.2	0.5	2.0
CASH EQUIVALENTS, END OF PERIOD	$232.8	$0.5	$232.8	$0.5
The following are included in cash flow from operating activities:
Income taxes paid in cash	$-	$-	$-	$1.7
Interest paid in cash	$4.3	$2.1	$19.1	$14.8

See accompanying notes to the Condensed Consolidated Financial Statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2012 and 2011

(all tabular amounts in Cdn$ millions, except per share amounts)

1.	STRUCTURE OF THE BUSINESS

The principal undertakings of ARC Resources Ltd. and its subsidiaries (collectively the “Company” or “ARC”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.

ARC’s principal place of business is located at 1200, 308 – 4th Avenue SW, Calgary, Alberta, Canada T2P 0H7.

2.	BASIS OF PREPARATION

The condensed consolidated financial statements (the “financial statements”) were prepared in accordance with IAS 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

All accounting policies and methods of computation followed in the preparation of these financial statements are the same as those disclosed in Note 3 of ARC’s audited Consolidated Financial Statements as at and for the years ended December 31, 2011 and 2010.

The financial statements include the accounts of ARC and its wholly owned subsidiaries, ARC Resources General Partnership and 1504793 Alberta Ltd. Any reference to the “Company” or “ARC” throughout these financial statements refers to the Company and its subsidiaries. All inter-entity transactions have been eliminated.

The financial statements have been prepared on the historical cost basis with the exception of the following which are measured at fair value:

•	available-for-sale assets; and
•	derivative financial instruments.

These financial statements were authorized for issue by the Board of Directors on November 7, 2012.

3.	MANAGEMENT JUDGMENTS AND ESTIMATION UNCERTAINTY

Recoverability of asset carrying values

The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management judgments. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of its fair value less cost to sell and value in use.

At September 30, 2012, it was determined that no impairment indicators existed and therefore an impairment test was not carried out. At June 30, 2012, it was determined that an impairment test was required for ARC’s Southern Alberta Southwest Saskatchewan CGU due to the reduced forward price outlook for natural gas and to a lesser extent, crude oil as compared to the last balance sheet date, as well as minimal development capital investment for this CGU year to date. The recoverable amount of this CGU was estimated as its fair value less cost to sell based on the following information:

i)	the net present value of the after-tax cash flows from oil and gas reserves based on reserves estimated by ARC’s independent reserve evaluator; and

ii)	the fair value of undeveloped land;

iii)	with consideration given to acquisition metrics of recent transactions completed on similar assets to those contained within it.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

a)	Reserves. Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

b)	Oil and natural gas prices. Forward price estimates of the oil and natural gas prices are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

c)	Discount rate. The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

The impairment test carried out at June 30, 2012 was based on a fair value less costs to sell calculation, using an after tax discount rate of 10 per cent and the following forward commodity price estimates:

Year	WTI Oil (US$/bbl)(1)	AECO Gas (Cdn$/mmbtu)(1)	Cdn$/US$ Exchange Rates(1)
2012	91.57	2.47	0.987
2013	90.00	3.44	0.980
2014	95.00	3.90	0.980
2015	100.00	4.36	0.980
2016	100.00	4.82	0.980
2017	100.00	5.28	0.980
2018	101.35	5.68	0.980
2019	103.38	5.80	0.980
2020	105.45	5.91	0.980
2021	107.56	6.03	0.980
Remainder	+2.0% per year	+2.0% per year	0.980

(1)	Source: GLJ Petroleum Consultants price forecast, effective July 1, 2012.

At June 30, 2012, ARC recorded an impairment of $53 million for the Southern Alberta Southwest Saskatchewan CGU. A one per cent increase in the assumed discount rate would result in an additional impairment for this CGU of $14.8 million for the nine months ended September 30, 2012, while a five per cent decrease in the forward commodity price estimate would result in an additional impairment of approximately $29.1 million.

4.	NEW ACCOUNTING POLICIES

Future Accounting Changes

ARC has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

In May 2011, the IASB released the following new standards; IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of interests in other entities” and IFRS 13, “Fair Value Measurement”. Each of these standards is to be adopted for fiscal years beginning January 1, 2013 with earlier adoption permitted. A brief description of each new standard follows below:

•	IFRS 10, “Consolidated Financial Statements” supercedes IAS 27 “Consolidation and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. This standard provides a single model to be applied in control analysis for all investees including special purpose entities.

•	IFRS 11, “Joint Arrangements” divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting.

•	IFRS 12, “Disclosure of Interests in Other Entities” combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements as well as unconsolidated structured entities.

•	IFRS 13, “Fair Value Measurement” defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ARC does not anticipate that the adoption of each of these standards will have a material effect on its Consolidated Financial Statements.

5.	CASH EQUIVALENTS

The cash equivalent balance of $232.8 million is composed of investment grade assets, all having a maturity date in October 2012.

6.	INTANGIBLE EXPLORATION AND EVALUATION ASSETS (“E&E”)

E&E
Balance, December 31, 2011	$187.7
Additions	39.7
Balance, September 30, 2012	$227.4

7.	PROPERTY, PLANT AND EQUIPMENT

Cost	Development and Production Assets	Administrative Assets
Balance, December 31, 2011	$5,504.6	$45.0
Additions	446.7	2.5
Classified to held for sale	(3.8)	-
Assets reclassified from held for sale	5.3	-
Balance, September 30, 2012	$5,952.8	$47.5
Accumulated depletion, depreciation, amortization and impairment
Balance, December 31, 2011	$(895.2)	$(8.8)
Depletion, depreciation and amortization	(380.1)	(4.8)
Impairment	(53.0)	-
Accumulated depletion reclassified from held for sale	(0.7)	-
Balance, September 30 2012	$(1,329.0)	$(13.6)

Carrying amounts
As at December 31, 2011	$4,609.4	$36.2
As at September 30, 2012	$4,623.8	$33.9

For the three and nine months ended September 30, 2012 $6.6 million and $20.9 million of direct and incremental general and administrative expenses were capitalized to property, plant and equipment, respectively. In the three and nine months ended September 30, 2011, $7.9 million and $16.6 million of direct and incremental general and administrative expenses were capitalized to property, plant and equipment respectively.

Assets held for sale
Balance, December 31, 2011	$4.6
Additions	3.8
Disposals	(3.8)
Reclassified to development and production assets	(4.6)
Balance, September 30, 2012	$-

8.	LONG-TERM DEBT

	September 30, 2012	December 31, 2011
Syndicated credit facilities:
Cdn$ denominated	$-	$319.9
Working capital facility	1.8	3.9
Senior notes:
Master Shelf Agreement:
5.42% US$ Note	55.3	57.2
4.98% US$ Note	49.2	50.9
2004 Note Issuance
4.62% US$ Note	12.6	19.6
5.10% US$ Note	18.9	24.4
2009 Note Issuance
7.19% US$ Note	53.1	68.6
8.21% US$ Note	34.4	35.6
6.50% Cdn$ Note	23.2	29.0
2010 Note Issuance
5.36% US$ Note	147.6	152.6
2012 Note Issuance
3.31% US$ Note	59.0	-
3.81% US$ Note	295.1	-
4.49% Cdn$ Note	40.0	-
Total long-term debt outstanding	$790.2	$761.7

Of the total amount of long-term debt outstanding at September 30, 2012, $41.1 million is classified as current as it will be repaid or refinanced within the next twelve months ($40.5 million at December 31, 2011).

The fair value of all senior notes as at September 30, 2012 is $854 million ($467.1 million as at December 31, 2011).

On August 23, 2012, ARC issued US$360 million and Cdn$40 million of senior notes by way of a private placement. The terms and rates of these senior notes are summarized below:

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Payment Terms
August 23, 2012	US$60 million	3.31%	August 23, 2021	Five equal installments beginning August 23, 2017
August 23, 2012	US$300 million	3.81%	August 23, 2024	Five equal installments beginning August 23, 2020
August 23, 2012	Cdn$40 million	4.49%	August 23, 2024	Five equal installments beginning August 23, 2020

9.	ASSET RETIREMENT OBLIGATIONS

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
Balance, beginning of period	$496.4	$381.7
Increase in liabilities relating to development activities	4.1	6.3
Increase in liabilities relating to change in estimate and discount rate	32.7	105.6
Settlement of reclamation liabilities during the period	(7.4)	(8.4)
Accretion	9.3	13.4
Reclassified from (to) liabilities associated with assets held for sale	1.6	(2.2)
Balance, end of period	$536.7	$496.4

10.	RISK MANAGEMENT CONTRACTS

ARC uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, interest rates and power prices. ARC considers all of these transactions to be effective economic hedges; however, the majority of ARC’s contracts do not qualify as effective hedges for accounting purposes.

Following is a summary of all risk management contracts in place as at September 30, 2012:

Financial WTI Crude Oil Contracts
			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	bbl/d	US$/bbl(1)	US$/bbl(1)	US$/bbl
1-Oct-12	31-Dec-12	Collar	1,000	90.00	-	90.00(2)
1-Oct-12	31-Dec-12	3-Way	5,000	90.00	60.00	90.00(2)
1-Oct-12	31-Dec-12	3-Way	4,000	90.00	70.00	90.00(1)
1-Oct-12	31-Dec-12	3-Way	3,000	90.00	65.00	90.00(1)
1-Oct-12	31-Dec-12	3-Way	2,000	90.00	60.00	90.00(1)
1-Oct-12	31-Dec-12	3-Way	2,000	90.00	60.00	100.00(2)
1-Jan-13	30-Jun-13	3-Way	2,000	90.00	65.00	110.00(2)
1-Jan-13	31-Dec-13	3-Way	4,000	100.00	65.00	110.00(2)
1-Jan-13	31-Dec-13	3-Way	2,000	90.00	60.00	100.00(2)
1-Jan-13	31-Dec-13	3-Way	4,000	95.00	65.00	105.00(2)
1-Jan-13	31-Dec-13	Collar	2,000	95.00	-	100.00(2)
1-Jul-13	31-Dec-13	Collar	2,000	95.00	-	100.00(2)

(1)	Settled on the monthly average price.
(2)	Settled on the term average price.

Financial WTI Crude Oil Swap Contracts(3)
			Volume	Sold Swap	Sold Put
Term		Contract	bbl/d	US$/bbl	US$/bbl
1-Oct-12	31-Dec-12	Swap	1,000	90.00	-
1-Jan-13	30-Jun-13	Swap	2,000	90.08	65.00
(3)	Settled on the monthly average price.

Financial WTI Crude Oil 1st vs 2nd Month Calendar Spread Contracts(4)
			Volume	Spread
Term		Contract	bbl/d	US$/bbl
1-Oct-12	31-Dec-12	Swap	4,000	0.12
1-Jan-13	31-Dec-13	Swap	2,000	0.40
1-Jan-13	31-Dec-13	Put	2,000	0.40
1-Jan-14	31-Dec-14	Swap	2,000	0.31
(4)	ARC receives the second delivery month contract average plus the calendar spread; ARC pays the prompt contract monthly average.

Financial AECO Natural Gas Swap Contracts(5)
			Volume	Sold Swap
Term		Contract	mmbtu/d	US$/mmbtu
1-Oct-12	31-Oct-12	Swap	50,000	2.50
1-Nov-12	31-Dec-12	Swap	150,000	2.85
(5)	AECO Monthly (7a) Index US$/mmbtu.

Financial NYMEX Natural Gas Swap Contracts(6)
			Volume	Sold Swap
Term		Contract	mmbtu/d	US$/mmbtu
1-Oct-12	31-Oct-12	Swap	170,000	3.99
1-Nov-12	31-Dec-12	Swap	25,000	5.08
1-Jan-13	31-Dec-13	Swap	40,000	3.54
(6)	Last Day Settlement.

Financial NYMEX Natural Gas Contracts (7)
			Volume	Bought Put	Sold Call
Term		Contract	mmbtu/d	US$/mmbtu	US$/mmbtu
1-Jan-13	31-Dec-13	Collar	90,000	3.25	4.00
1-Jan-13	31-Dec-13	Collar	10,000	3.50	4.25
1-Jan-14	31-Dec-17	Collar	40,000	4.00	5.00

(7)	Last Day Settlement.

Financial AECO Basis Swap Contracts
			Volume	Fixed Sold Swap	Ratio Sold Swap
Term		Contract	mmbtu/d	US$/mmbtu(8)	AECO/NYMEX (9)
1-Oct-12	31-Oct-12	L3D Settlement	15,000	(0.4067)	-
1-Oct-12	31-Oct-12	LD Settlement	75,000	(0.5276)	-
1-Oct-12	31-Dec-12	LD Settlement	50,000	-	85.4%
1-Nov-12	31-Dec-12	LD Settlement	50,000	(0.6035)	-
1-Jan-13	31-Dec-14	LD Settlement	110,000	-	89.5%
1-Jan-15	31-Dec-17	LD Settlement	50,000	-	90.9%
(8)	ARC receives Nymex price based on Last Day (LD) or Last 3 Day (L3D) settlement less fixed basis; ARC pays AECO Monthly (7a) Index US$/mmbtu.
(9)	ARC receives Nymex price based on Last Day (LD) settlement multiplied by AECO/NYMEX US$/mmbtu ratio; ARC pays AECO Monthly (7a) Index US$/mmbtu.

USD Foreign Exchange Contracts (10)
Forward Date	Contract	Notional $US	$CDN/$US
26-Nov-12	Bought USD	188.0M	0.9808
26-Nov-12	Sold USD	30.0M	0.9852
(10)	Settled against monthly average Bank of Canada noon day rate.

USD Long-Term Principal and Interest Debt Repayment (11)
Forward Date	Contract	Notional $US	$CDN/$US
27-Nov-12	Bought USD	4.0M	0.9748
15-Dec-12	Bought USD	10.1M	0.9748
14-Apr-13	Bought USD	16.9M	0.9748
27-Apr-13	Bought USD	12.0M	0.9799
27-May-13	Bought USD	4.0M	0.9799
27-Nov-13	Bought USD	4.0M	0.9799
15-Dec-13	Bought USD	10.0M	0.9799
(11)	Based on ARC’s private note repayment commitments.

Foreign Exchange Contracts (12)
			Volume	Bought Put	Sold Call
Term		Contract	US$/month	$C/$US	$C/$US
1-Oct-12	31-Dec-12	USDCAD Collar	2.0M	1.0200	1.0600
1-Oct-12	31-Dec-12	USDCAD Collar	2.0M	1.0200	1.0500
(12)	Settled against monthly average Bank of Canada noon day rate.

Financial Electricity Heat Rate Contracts (13)
			Volume	AESO Power	AECO 5(a)	multiplied	Heat Rate
Term		Contract	MWh	$C/MWh	$C/GJ	by	GJ/MWh
1-Oct-12	31-Dec-12	Heat Rate Swap	15	Receive AESO	Pay AECO 5(a)	x	9.10
1-Jan-13	31-Dec-13	Heat Rate Swap	10	Receive AESO	Pay AECO 5(a)	x	9.15
(13)	Alberta Power Pool (monthly average 24x7); AECO Monthly (5a) Index.

Financial Electricity Contracts (14)
			Volume	Bought Swap
Term		Contract	MWh	$C/MWh
1-Oct-12	31-Dec-12	Swap	5	72.50
(14)	Alberta Power Pool (monthly average 24x7).

At September 30, 2012, the net fair value associated with ARC’s risk management contracts was a liability of $33.6 million ($2.8 million asset at December 31, 2011).

11.	SHAREHOLDERS’ CAPITAL

(thousands of shares)	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
Common shares, beginning of period	288,895	284,379
Equity offering	14,588	-
Dividend reinvestment program	3,969	4,516
Common shares, end of period	307,452	288,895

Net income per common share has been determined based on the following:

	Three Months Ended September 30		Nine Months Ended September 30
(thousands of shares)	2012	2011	2012	2011
Weighted average common shares	299,715	287,130	293,374	286,008
Dilutive impact of share options	157	-	46	-
Diluted common shares	299,872	281,130	293,420	286,008

On August 22, 2012, ARC issued 14,587,750 common shares at a price of $23.65 for aggregate gross proceeds of $345 million. Share issue costs of $14.1 million were incurred as a result of this transaction.

Dividends for the three and nine months ended September 30, 2012 are $0.30 and $0.90 per share, respectively ($0.30 and $0.90 per share for the three and nine months ended September 30, 2011).

On October 16, 2012 the Board of Directors declared a dividend of $0.10 per common share, payable in cash, to shareholders of record on October 31, 2012. The dividend payment date is November 15, 2012.

12.	LONG-TERM INCENTIVE PLANS

The following table summarizes the RSU, PSU and DSU movement for the nine months ended September 30, 2012:

(number of units, thousands)	RSUs	PSUs	DSUs
Balance, beginning of period	852	1,445	64
Granted	348	568	52
Distributed	(443)	(518)	-
Forfeited	(59)	(90)	-
Balance, end of period	698	1,405	116

Compensation charges relating to the RSU & PSU and DSU Plans can be reconciled as follows:

	Nine months ended September 30, 2012	Nine months ended September 30, 2011
General and administrative expense	$24.5	$19.2
Operating expense	3.7	3.2
Property, plant and equipment	2.4	1.6
Total compensation charges	$30.6	$24.0
Cash payments	$40.9	$28.1

At September 30, 2012, $22.7 million of compensation amounts payable were included in accounts payable and accrued liabilities on the Condensed Consolidated Balance Sheet ($35.0 million at December 31, 2011), and $20.2 million was included in long-term incentive compensation liability ($18.5 million at December 31, 2011). A recoverable amount of $0.6 million was included in accounts receivable at September 30, 2012 ($0.9 million at December 31, 2011).

Share Option Plan

On June 21, 2012, ARC granted 1,056,373 options to officers and certain employees of ARC. The grant date fair value of these share options was determined using a binomial-lattice option pricing model as $5.5 million, or $5.25 per option.

The following assumptions were used to arrive at the estimated fair value during each of the respective reporting periods:

	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Weighted average share price	$20.20	$27.11
Exercise price (1)	$20.20	$27.11
Expected annual dividends	$1.20	$1.20
Expected volatility (2)	38.00%	37.00%
Risk-free interest rate	1.39%	2.61%
Expected life of share option (3)	5.5 to 6 years	5.5 to 6 years
(1)	Exercise price is reduced monthly by the amount of dividend declared.
(2)	Expected volatility is determined by the average price volatility of the common shares/trust units over the past 7 years.
(3)	Expected life of the share option is calculated as the mid-point between vesting date and expiry.

ARC recorded compensation expense of $0.8 million relating to the share option plan for the nine months ended September 30, 2012 ($0.3 million for the nine months ended September 30, 2011).

The number of share options outstanding and related exercise prices are as follows:

	Nine months ended September 30, 2012
(number of units, thousands)	Share options	Weighted average exercise price
Balance, beginning of period	419	$26.21
Granted	1,056	20.20
Forfeited	(43)	24.22
Balance, end of period	1,432	21.39
Exercisable, end of period	-	-

13. COMMITMENTS AND CONTINGENCIES

Following is a summary of ARC’s contractual obligations and commitments as at September 30, 2012:

	Payments Due by Period
($ millions)	1 year	2–3 years	4-5 years	Beyond 5 years	Total
Debt repayments (1)	41.1	82.2	80.6	586.3	790.2
Interest payments (2)	37.7	68.0	57.7	99.6	263.0
Reclamation fund contributions (3)	4.1	7.3	6.5	55.2	73.1
Purchase commitments	53.3	12.6	10.2	4.0	80.1
Transportation commitments	49.2	81.0	23.7	0.8	154.7
Operating leases	15.6	26.6	24.6	81.8	148.6
Risk management contract premiums (4)	-	4.9	4.8	-	9.7
Total contractual obligations	201.0	282.6	208.1	827.7	1,519.4
(1)	Long-term and current portion of long-term debt.
(2)	Fixed interest payments on senior notes.
(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.
(4)	Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 10). As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at September 30, 2012 on the Condensed Consolidated Balance Sheet as part of risk management contracts.

ARC enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.

ARC is involved in litigation and claims arising in the normal course of operations. Such claims are not expected to have a material impact on ARC’s results of operations or cash flows.

14. SUPPLEMENTAL DISCLOSURES

Income Statement Presentation

ARC’s Condensed Consolidated Statement of Income is prepared primarily by nature of item, with the exception of employee compensation costs which are included in both the operating and general and administrative expense line items.

The following table details the amount of total employee compensation costs included in the operating and general and administrative expense line items in the Condensed Consolidated Statement of Income:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Operating	$7.6	$6.4	$22.2	$19.0
General and administrative	23.9	18.9	64.8	54.3
Total employee compensation costs	$31.5	$25.3	$87.0	$73.3

Cash Flow Statement Presentation

The following tables provide a detailed breakdown of certain line items contained within cash flow from operating activities:

Changes in Non-Cash Working Capital

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Accounts receivable	$(14.0)	$0.1	$20.9	$12.5
Accounts payable and accrued liabilities	44.1	49.2	(46.0)	67.4
Prepaid expenses	(4.4)	(5.0)	(5.5)	(4.5)
Total	25.7	44.3	(30.6)	75.4

Relating to:
Operating activities	13.7	2.4	6.3	31.2
Investing activities	12.0	41.9	(36.9)	44.2
Total	$25.7	$44.3	$(30.6)	$75.4

Other Non-Cash Items

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Non-cash lease inducement	$(0.6)	$(0.6)	$(1.6)	$0.8
Loss on short-term investments	-	1.2	1.9	0.3
Share option expense	0.4	0.1	0.8	0.3
Total other non-cash items	$(0.2)	$0.7	$1.1	$1.4

Net Change in Other Liabilities

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Long-term incentive compensation liability	$(0.8)	$(3.5)	$1.7	$(8.7)
Risk management contracts	(2.4)	-	(2.9)	-
Asset retirement obligations	(2.0)	(1.6)	(7.4)	(5.0)
Total other liabilities	$(5.2)	$(5.1)	$(8.6)	$(13.7)